13

08001250

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Rich Minerals Corp.

*CURRENT ADDRESS

PROCESSED
MAR 18 2008
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 02832 FISCAL YEAR 8-31-07

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dw

DATE: 3/14/08

082-02832

RECEIVED

2008 MAR 13 A 10:43

8-31-07
AR/S

RMC

Consolidated Financial Statements of

RICH MINERALS CORPORATION

Year Ended August 31, 2007

RICH MINERALS CORPORATION

Consolidated Balance Sheets
As at August 31

	2007	2006	2005
Assets			
Current assets			
Cash and cash equivalents	$ 29,656	$ 1,404,734	$ 1,234,539
Short term investments (Note 10)	2,061,173	841,309	-
Accounts receivable (Note 9 (b))	79,595	42,515	196,124
Inventory and work in progress	–	299,395	55,027
Prepaid expenses and deposits	11,250	12,665	16,399
	2,181,674	2,600,618	1,502,089
Long-term investment (Note 5)	32,250	32,250	32,250
Property, plant and equipment (Note 4)	350,592	498,414	892,425
	$ 2,564,516	$ 3,131,282	$ 2,426,764
Liabilities and Shareholders' Equity			
Current liabilities			
Accounts payable	$ 123,866	$ 353,626	$ 67,247
Tax payable	–	92,520	-
Loans payable (Note 6)	-	-	65,183
	123,866	446,146	132,430
Future income tax liability (Note 8)	24,400	23,488	34,000
	148,266	469,634	166,430
Shareholders' equity:			
Share capital (Note 7)	2,276,325	2,276,325	2,276,325
Contributed surplus (Note 7)	104,559	104,559	69,563
Retained earnings (deficit)	35,366	280,764	(85,554)
	2,416,250	2,661,648	2,260,334
Nature of operations (Note 1)			
Commitments (Note 3)			
Subsequent events (Notes 3, 4 and 10)			
	$ 2,564,516	$ 3,131,282	$ 2,426,764

Approved on behalf of the board:

Bernard M. Chamberland Director   John A. Peters Director

See accompanying notes to consolidated financial statements

RICH MINERALS CORPORATION

Consolidated Statements of Operations and Retained Earnings (Deficit)
Years ended August 31

	2007	2006	2005
Revenues			
Contracting (Note 9)	$ 669,913	$ 991,649	$ 4,354,560
Investment income (Note 10)	135,124	47,393	-
	805,037	1,039,042	4,354,560
Expenses			
Foreign resource business development expenditures (Note 3)	228,607	-	-
Subcontracting and operating (Note 9)	113,459	421,222	3,477,549
General and administrative	492,927	536,455	715,572
Interest	7,421	2,349	12,858
Amortization	147,822	173,953	200,523
Provision for impairment (Notes 5 and 10)	113,000	-	102,862
	1,103,236	1,133,979	4,509,364
Income (loss) before other items	(298,199)	(94,937)	(154,804)
Gain on disposition of property, plant and equipment (Note 4)	69,903	543,263	50,236
Loss on disposition of short term investments	(16,190)	-	-
Income (loss) before income taxes	(244,486)	448,326	(104,568)
Income taxes (Note 8)			
Current income tax	-	92,520	-
Future income tax	912	(10,512)	(34,000)
	912	(82,008)	(34,000)
Net income (loss)	(245,398)	366,318	(138,568)
Retained earnings (deficit) beginning of year	280,764	(85,554)	53,014
Retained earnings (deficit), end of year	$ 35,366	$ 280,764	$ (85,554)
Net income (loss) per share			
Basic and diluted (Note 2(i))	$ (0.010)	$ 0.015	$ (0.006)

See accompanying notes to consolidated financial statements

RICH MINERALS CORPORATION
Consolidated Statements of Cash Flows
Years ended August 31

	2007	2006	2005
Cash was provided (used) by:			
Operating activities			
Cash received from interest and customers	$ 1,067,352	$ 948,283	$ 8,434,759
Cash paid to suppliers, employees and taxation authorities	(1,155,858)	(632,568)	(6,706,111)
Interest paid	(7,421)	(2,349)	(12,858)
	(95,927)	313,366	1,715,790
Investing activities			
Net acquisition of short term investments	(1,349,054)	(841,309)	–
Proceeds on the disposition of property, plant and equipment	69,903	763,321	107,742
	(1,279,151)	(77,988)	107,742
Financing activities			
Repayment of loans	–	(65,183)	(270,400)
	–	–	(270,400)
Increase (decrease) in cash and cash equivalents in the year	(1,375,078)	170,195	1,553,132
Cash and cash equivalents, beginning of year	1,404,734	1,234,539	(318,593)
Cash and cash equivalents, end of year	$ 29,656	$ 1,404,734	$ 1,234,539
Interest paid during the year	$ 7,421	$ 2,349	$ 12,858
Taxes paid during the year	$ 92,520	$ 65,283	$ –

See accompanying notes to consolidated financial statements

1. Nature of operations:

Rich Minerals Corporation (the "Company") was incorporated in Canada under the laws of the Province of Alberta.

During fiscal 2005, the Company took specific actions to reduce its direct involvement in construction and contracting activities of its wholly owned subsidiary Rich Contracting Ltd., related to the installation of water lines and other utilities in residential and commercial applications, in order to focus its attention on the investigation of business prospects in the natural resource industry.

The Company is in the exploration stage with respect to its oil and gas operations. Should the exploration program be successful, the development of the properties will require significant funding.

2. Significant accounting policies:

The consolidated financial statements of the Company have been prepared by management in accordance with Canadian generally accepted accounting principles. The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. The financial statements have, in management's opinion, been properly prepared using careful judgment within reasonable limits of materiality.

(a) Consolidation:

These financial statements consolidate the accounts of the Company and its wholly-owned subsidiaries, Rich Contracting Ltd. and Rich Venture Corporation. Intercompany transactions and balances have been eliminated upon consolidation.

(b) Oil and gas operations:

(i) Petroleum and natural gas properties:

The Company follows the full cost method of accounting for petroleum and natural gas properties and related expenses whereby all costs associated with the exploration for and development of oil and gas reserves are capitalized and accumulated in a country-by-country cost centres. Such costs include licence and royalty acquisitions, land acquisitions and geological and geophysical expenditures. General and administrative costs are expensed as incurred.

Costs associated with the investigating, bidding and acquiring of petroleum and natural gas properties are expensed prior to obtaining a petroleum lease or concession.

Gains or losses are not recognized upon disposition of petroleum and natural gas properties unless crediting the proceeds against accumulated costs would result in a change in the rate of depletion of 20% or more.

2. Significant accounting policies (continued):

(b) Oil and gas operations (continued):

(ii) Depletion and depreciation:

Upon the commencement of commercial production, depletion of petroleum and natural gas properties and depreciation of production equipment will be provided using the unit-of-production method based upon estimated proven petroleum and natural gas reserves, before royalties, on a cost centre basis. The costs of significant unevaluated properties and major development projects are excluded from costs subject to depletion. Unevaluated properties and major development projects are assessed for impairment periodically. When proved reserves are assigned or the property/major development project is considered to be impaired, the cost of the property or the amount of the impairment is added to the costs subject to depletion. For depletion and depreciation purposes, relative production volumes and reserves are converted at the energy equivalent conversion rate of six thousand cubic feet of natural gas to one barrel of crude oil.

(iii) Impairment tests:

An impairment loss is recognized on a cost centre basis when the carrying amount of the petroleum and natural gas properties of a cost centre is not recoverable and exceeds its fair value. The carrying amount is assessed to be unrecoverable when the sum of the undiscounted cash flows expected from the production of proved reserves, the lower of cost and market of unevaluated properties and the cost of major development projects are less then the carrying amount of the petroleum and natural gas properties. In determining the amount of the impairment, the carrying amount of the petroleum and natural gas properties capitalized in a cost centre is compared to the fair value of the associated proved and probable reserves and the lower of cost and market value of any unproved properties which are subject to a separate test for impairment.

In determining the fair value of the proved and probable reserves, the Company will use cash flows based upon oil and gas prices as quoted in the futures market where obtainable, adjusted for quality differences, transportation, foreign exchange and other relevant factors. These cash flows will then be discounted using a risk-free interest rate adjusted for political, reserve volume and type, regulatory and other applicable risks and uncertainties. If the carrying value of the oil and gas properties is in excess of its fair value, the excess is charged against earnings as additional depletion and depreciation.

(iv) Joint interest activities:

The Company will conduct substantially all of its petroleum and natural gas exploration and production activities on a joint interest basis whereby the financial statements will reflect only the Company's proportionate interest in such activities.

2. Significant accounting policies (continued):

(b) Oil and gas operations (continued):

(v)Asset retirement obligations:

The Company will recognize the fair value of a liability for an asset retirement obligation in the period in which it is incurred or when a reasonable estimate of fair value can be made. The fair value of an asset retirement obligation is recorded as a liability and a corresponding increase in property, plant and equipment and will be depleted based upon the unit-of-production method. The liability increases and accretion expense is recognized each period due to the passage of time. Subsequent to initial measurement, period-to-period changes in the liability are recognized for revisions to either the timing or the amount of the original estimate of undiscounted cash flows. Actual costs incurred upon settlement are charged against the asset retirement obligation.

(c) Construction revenue and related costs:

The Company recognizes construction revenue and subcontracting and operating costs on the percentage of contract completion basis. In using this method, the Company records revenue by reference to third party engineer certification of work completed. Provisions for losses, if any, are recognized during the period in which the loss first becomes apparent. Revenue from equipment rentals is recognized over the rental term.

(d) Inventory and work in progress:

The Company records inventory of construction materials at the lesser of cost on a first in first out basis and market value. Work in progress, representing revenue that has not been billed, is recorded at the estimated billable value.

(e) Property, plant and equipment:

Property, plant and equipment is stated at cost less amortization. The Company provides for the amortization of property, plant and equipment other than buildings on a straight line basis over the estimated economic life of the related asset to an ultimate residual value at the following annual rates:

Equipment	10% to 33%
Office equipment	20% to 50%

The Company provides for the amortization of buildings on the declining balance basis at the rate of 5% per annum.

(f) Long-lived assets:

Long-lived assets consist of property, plant and equipment with finite useful lives. Long-lived assets held for use are measured and amortized as described in the applicable accounting policies.

Company reviews for impairment of long-lived assets are undertaken whenever events or changes in circumstances indicate that the carrying value of an asset may note be recoverable. Impairment losses are recognized when the undiscounted future cash flows from its use and disposal are less that the asset's carrying amount. Impairment is measured as the amount by which the asset's carrying value exceeds its fair value. Any impairment is included in earnings for the year. In assessing recoverability, projected future net cash flows generated through the use and eventual disposition of the assets on a discounted cash flow basis are considered.

2. Significant accounting policies (continued):

(g) Income taxes:

The Company uses the asset and liability method of accounting for income taxes. Under this method, future tax assets and liabilities are recognized based on differences between financial statement carrying values of assets and liabilities and their respective tax values. Future tax assets and liabilities are measured using rates which are substantively enacted and that are expected to apply when the future tax asset is realized or the future tax liability is settled. To the extent that the Company does not consider it to be more likely than not that a future asset will be recovered, it provides a valuation allowance against the excess.

(h) Stock option plan:

The Company has established a stock option plan under which the Company may grant options to purchase common shares. Under the plan, the Company may grant options to acquire common shares, but the aggregate shares under option may not exceed ten percent of the common shares outstanding from time to time. The stock option plan typically allows for the granting of options for a five year term, and which vest twenty percent annually over that term. During fiscal 2005 a stock option plan was established that is intended to be a "rolling" stock option plan, and allowed for immediate vesting. Rolling stock options plans require annual shareholder approval.

The Company uses the fair value based method to account for stock-based compensation. The fair value of any stock option is determined at the grant date using the Black-Scholes option-pricing model. Options granted to consultants, to the extent unvested, are fair valued on subsequent reporting dates. Any consideration received upon the exercise of the stock options together with the amount previously recognized in contributed surplus is recorded as an increase to share capital.

(i) Net income (loss) per share:

The calculation of net income (loss) per share is based on the weighted average number of shares outstanding during the period, being 24,033,000 in each of 2007, 2006 and 2005.

The Company utilizes the treasury stock method of calculating diluted net income (loss) per share. Options to purchase 1,600,000 common shares (2005 - 1,300,000) were excluded from the computation of diluted net income (loss) per share for fiscal 2007 and 2006 because either the exercise price of the options was greater than the average market price of the common shares or the impact was anti-dilutive.

(j) Foreign currency:

All of the Company's operations are considered financially and operationally integrated. The Canadian dollar is the Company's functional and reporting currency. As a result, monetary assets and liabilities denominated in foreign currencies are translated at exchange rates in effect at the balance sheet date and non-monetary assets and liabilities are translated at rates in effect when the assets were acquired or liabilities incurred. Revenues and expenses are translated at rates of exchange prevailing on the transaction dates. Foreign exchange gains and losses are recorded in the statement of operations.

2. Significant accounting policies (continued):

(k) Cash and cash equivalents:

The Company considers demand bank loans that are utilized periodically for day to day operations to be cash equivalents.

(l) Investments:

Short-term investments are recorded at the lower of cost or market. Long-term investments are recorded at cost and their carrying value is reviewed periodically by management to determine if there has been an other-then temporary impairment. Any impairment identified is recorded as a write down in the investment and an expense in the statement of operations.

(m) Recent accounting pronouncements:

Effective September 1, 2007, the Company adopted CICA Handbook Sections 1530, "Comprehensive Income", Section 3855, "Financial Instruments - Recognition and Measurement", Section 3861, "Financial Instruments - Disclosure and Presentation" and Section 3865, "Hedges".

Section 1530 introduces new standards for the presentation and disclosure of components of comprehensive income. Comprehensive income is defined as the change in net assets of an enterprise during a reporting period from transactions and other events and circumstances from non-owner sources. It includes all changes in net assets during a period except those resulting from investments by owners and distributions to owners. .Section 3861 establishes standards for presentation of financial instruments and non-financial derivatives, and identifies the information that should be disclosed about them. Section 3855 prescribes when a financial asset, financial liability, or non-financial derivative is to be recognized on the balance sheet and the measurement of such amount. It also specifies how financial instrument gains and losses are to be presented. Section 3865 is applicable for designated hedging relationships and builds on existing Canadian GAAP guidance by specifying how hedge accounting is applied and what disclosures are necessary when it is applied.

On adoption of these new standards, the Company designated its cash and cash equivalents and short and long term investments as held for trading and accounts receivable as receivables, which are initially measured at fair value, and subsequently measured at amortized cost. The Corporation's accounts payable are classified as other financial liabilities, which are measured at amortized cost.

On September 1, 2008 the Company will be required to adopt four new CICA Handbook requirements, section 3862 "Financial Instruments – Disclosures", section 3863 "Financial Instruments – Presentations", section 3031 "Inventories", and section 1535, "Capital Disclosures". The effect of these standards will require incremental disclosures regarding the significance of financial instruments for the entity's financial position and performance, the nature, extent and management of risks to which the entity is exposed arising from financial instruments, and objectives, policies and processes for managing capital, and in addition, whether the entity has complied with any externally imposed capital requirements..

The Company has assessed new and revised accounting pronouncements that have been issued but that are not yet effective and has determined that the following may have a significant impact on the Company. By 2011, the CICA will completely adopt its new strategy plan for the direction of accounting standards in Canada, which was ratified in January 2006. As part of the plan, Canadian generally accepted accounting principles ("GAAP") for public companies will converge with International Financial Reporting Standards ("IFRS") over the next five years. The Company continues to monitor and assess the impact of the convergence of Canadian GAAP with IFRS.

2. Significant accounting policies (continued):

n) Use of estimates:

The Company's policy of recognizing construction revenue and direct costs on the percentage of contract completion basis makes necessary the use of estimates to the degree to which construction projects have been completed. These estimates are then utilized to determine the amount of revenue and direct costs recognized. Estimates of contract completion are based on contract outputs and carried out by third party engineers engaged directly by the Company's customers.

The Company's policy of recognizing the fair value of stock based compensation and utilizing the Black Scholes option valuation model to calculate the fair value makes necessary the use of assumptions, such as volatility, which are subjective in nature. As well, the Black Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable, characteristics that differ from the Company's employee stock options.

3. Foreign resource business development expenditures:

As discussed in Note 1, Foreign resource business development expenditures consist of general and administrative charges to evaluate various oil and gas projects. In November 2006 the Company was provisionally awarded 4 such properties, subject to execution of final documents. Once final title documentation has been received, the Company has planned exploratory expenditures of approximately $600,000 on these properties over the next 3 years.

In November 2007, the Federal Oil and Gas Agency (ANP) of Brazil awarded to the Company 100% participation in two onshore blocks of land under concession for oil and gas exploration in the Potiguar Basin, an oil producing area of Brazil. The costs to the Company for these blocks will be approximately $160,000 in cash, and approximately $500,000 in exploration costs over a 2 year minimum work program.

4. Property, plant and equipment:

	Cost	Accumulated Amortization	Net Book Value
2007			
Land	$ 132,500	$ -	$ 132,500
Buildings	251,502	78,971	172,531
Equipment	1,671,516	1,628,606	42,911
Office equipment	113,963	111,312	2,651
	$ 2,169,481	$ 1,818,889	$ 350,592
2006			
Land	$ 132,500	$ -	$ 132,500
Buildings	251,502	69,891	181,611
Equipment	1,780,069	1,600,691	179,378
Office equipment	113,963	109,038	4,925
	$ 2,278,034	$ 1,779,620	$ 498,414
2005			
Land	$ 265,000	$ -	$ 265,000
Buildings	372,437	111,434	261,003
Equipment	2,030,222	1,674,101	356,121
Office equipment	113,963	103,662	10,301
	$ 2,781,622	$ 1,889,197	$ 892,425

During the year ended August 31, 2007 the Company sold property, plant and equipment for proceeds of $69,903, resulting in a gain of $69,903 (2006 – proceeds of $763,321, gain of $543,263; 2005 – proceeds of $107,742, gain of $50,236). Subsequent to August 31, 2007 the Company sold property, plant and equipment for proceeds of approximately $285,000, resulting in a gain on sale of approximately $240,000.

5. Long-term investment:

	2007	2006	2005
Long-term investments	$ 32,250	$ 32,250	$ 32,250

During the year ended August 31, 2005, this investment was written down to market value of $32,250. At August 31, 2007 the market value was $21,200 which management believes is a temporary decline in value.

6. Bank line of credit:

The Company has arranged with a financial institution a demand bank loan with no fixed terms of repayment, to a maximum of $100,000 (2006 - $100,000). The loan bears interest at the lender's prime rate of interest plus one percent. A general security agreement covering all the assets of the Company is pledged as security.

7. **Share capital:**

(a) **Shares authorized:**

Unlimited common shares of no par value
Unlimited preferred shares of no par value

(b) **Common shares issued:**

	Common Shares	Consideration
Balance, August 31, 2007, 2006, and 2005	24,033,000	$ 2,276,325

(c) **Stock options:**

Stock option transactions for the respective years were as follows:

Fiscal Year	Outstanding Beginning of year	Granted	Forfeited Expired	Outstanding End of year	Exercisable at year end	Exercise Price
2005	1,700,000	1,300,000	1,700,000	$1,300,000	1,300,000	$ 0.15
2006	1,300,000	300,000	-	1,600,000	1,600,000	$0.15-0.18
2007	1,600,000	-	–	1,600,000	1,600,000	$0.15-0.18

The following table summarizes information about stock options outstanding and exercisable at August 31, 2007:

Exercise Price	Number of Options	Weighted Average Remaining Contractual Life
$0.15	1,300,000	1.8 years
$0.18	300,000	3.7 years
	1,600,000	2.2 years

(d) **Stock-based compensation:**

For the year ended August 31, 2007 the Company recorded compensation expense included in salaries expense of NIL (2006 - $34,996; 2005 - $69,563) with an offsetting credit to contributed surplus to reflect the estimated fair value of stock options granted to employees, directors and consultants.

In calculating the fair value of options granted and/or vesting of option grants, the Company utilized the following assumptions:

	2007	2006	2005
Risk-free interest rate	N/A	3.2%	5.32%
Expected option life	5 years	5 years	5 years
Expected volatility	N/A	77%	99.6%
Dividends expected	none	none	none
Weighted average fair value of options	nil	$0.11	$0.05

7. Share capital (continued):

(e) Contributed surplus:

	2007	2006	2005
Balance, beginning of year	$ 104,559	$ 69,563	$ –
Stock-based compensation	–	34,996	69,563
Balance, end of year	104,559	104,559	$ 69,563

8. Income taxes:

The provision for income taxes recorded in the financial statements differs from the amount which would be obtained by applying the statutory income tax rate of 32.12% (2005 – 33.62%; 2005 – 33.62%) to the income (loss) for the years as follows:

	2007	2006	2005
Income (loss) before income taxes	$(244,486)	$ 448,325	$ (104,568)
Expected provision for (recovery of) taxes	(78,528)	147,672	(35,155)
Non-deductible expenses for income tax purposes	79,001	(60,594)	30,021
Valuation allowance	439	(13,622)	27,200
Other	-	8,552	11,934
Actual provision for income taxes	$ 912	$ 82,008	$ 34,000

The tax effects of temporary differences that give rise to significant portions of future tax assets and future tax liabilities consist of:

	2007	2006	2005
Future income tax assets:			
Non-capital loss carryforwards	$ 21,400	$ 1,513	$ 17,100
Short term investments	16,100	14,915	28,700
Capital loss carryforwards	7,700	7,250	11,800
	45,200	23,768	57,600
Valuation allowance	(23,329)	(23,768)	(37,300)
	21,871	-	20,300
Future income tax liabilities:			
Property, plant and equipment	46,271	23,488	54,300
Net future income tax liability	$ 24,400	$ 23,488	$ 34,000

9. Transactions with related parties:

The Company has entered into a series of transactions with corporations controlled by shareholders of the Company. Leasing and contracting transactions with related parties are incurred in the course of normal operations, and are measured at exchange values, which is the amount agreed by the parties.

(a) Leasing transactions:

The Company provided facilities to a corporation wholly-owned by a shareholder of the Company, as described below:

	2007	2006	2005
Included in revenue:			
Premises rental	$ -	$ 9,000	$ 25,500

(b) Contracting transactions:

The Company has entered into agreements with a corporation wholly-owned by a shareholder of the Company (the "Contractor"). The Company has agreed to rent equipment and premises to the Contractor.

The Company's transactions with the Contractor may be summarized as follows:

	2007	2006	2005
Included in revenue:			
Equipment rental	$ 420,000	$ 422,500	$ –
Premises rental	96,000	88,000	28,000
	$ 516,000	$ 510,500	$ 359,000

At August 31, 2007 the Contractor owed the Company $70,595 (2006 - $NIL; 2005 - $NIL)

The Company has hired the Contractor to provide services as an underground utility subcontractor, which may be summarized as follows:

	2007	2006	2005
Included in direct costs:			
Contract payments	$ 113,459	$ 386,205	$ –

At August 31, 2007, the Company owed the Contractor $ NIL (2006 - $ 321,758; 2005 - $NIL) which are included in accounts payable.

9. Transactions with related parties (continued):

(c) Vehicle sales:

During the year ended August 31, 2007 the Company sold automotive equipment to the Contractor for $ NIL (2006 - $65,200; 2005 – $55,900) resulting in a gain of $ NIL (2006 - $43,983; 2005 - $5,928). The transactions were considered to be not incurred in the Company's normal course of operations.

Independent appraisals for the equipment were obtained, and accordingly the transactions have been recorded at their exchange values.

(d) Management, consulting, and professional fees

Included are: $11,182 (2006 - $16,524; 2005 - $9,193) of legal fees paid to a firm in which a director is a partner, $60,000 (2006 - $31,000; 2005 - $NIL) of consulting fees paid to a director for services involving international oil and gas investment opportunities; $79,000 (2006 - $75,000; 2005 - $10,000) of consulting fees paid to a company controlled by a director.

10. Short term investments:

As at August 31, 2007 the Company held the following short-term investments:

	2007	2006	2005
Marketable securities with a fair market value of $1,465,789 as at August 31, 2007 (2006 - $852,502)	$ 1,461,173	$ 841,309	$ –
Mortgage receivable, bearing interest monthly at a rate of 14% per annum, subordinate to a first mortgage on the property secured by personal guarantees of two of the owners of the mortgagee	600,000	–	–
Balance, end of year	$ 2,061,173	$ 841,309	$ –

The Company recognized an impairment in value of $113,000 in certain marketable securities at August 31, 2007, (2006 - $NIL; 2005 - $NIL).

The mortgage receivable was entered into on December 19, 2006 and had an original maturity of June 30, 2007. The mortgage agreement has been amended resulting in the maturity date being extended to December 30, 2007. The mortgage bears interest at a rate of 14% per annum, payable monthly.

11. Financial instruments:

The Company's financial instruments consist of accounts receivable, short-term investments, and accounts payable.

(a) Fair values:

The Company is of the opinion that the fair values of accounts receivable and accounts payable approximate their respective carrying values due to the relatively short-term maturity. The short term investments reflect fair value either due to their short-term nature or as they are stated at the market trading value. The fair value of the Company's long-term investment is disclosed in Note 5. The carrying value of loans payable approximates the fair value, as the interest rates are consistent with the current rates offered to the Company with similar terms.

(b) Interest rate risk:

The Company would be exposed to interest rate risk on its demand bank loans arising from fluctuations in the prime interest rate, if it draws on its bank line of credit (see Note 6).

(c) Credit risk

Substantially all the Company's accounts receivable relate to the Company's activities in the residential land development industry and the Company may therefore be considered to have credit risk exposure to that industry. As well, within this industry, due to the size of the individual projects, the Company may be considered to have exposure to a concentration of credit risk from individual customers. The mortgage receivable is subject to normal risks associated with second mortgages.

(d) Foreign exchange risk:

The Company is exposed to foreign currency fluctuations as it is commencing activities in Brazil and therefore a portion of the Company's costs are incurred in U.S. dollars. There are no exchange contracts in place.

12. Credit Concentration

The Company earns revenue from a variety of customers. During the year ended August 31, 2007, the Company's revenue included $ 119,430 from one unrelated customer (2006 - $ 459,993 – four; 2005 - $ 1,513,342 - five).

RICH MINERALS CORPORATION

MANAGEMENT'S DISCUSSION AND ANALYSIS OF THE COMPANY'S FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR THE YEAR ENDED AUGUST 31, 2007

RICH MINERALS CORPORATION ("RMC" or the "Company") is a Canadian company exploring opportunities in the natural resource sector in North America and internationally. The Company was incorporated in 1986 as junior capital pool company. Upon approval of its major transaction, the reverse take-over of three construction companies into one construction company, known as Rich Contracting Ltd., with revenues and a fleet of heavy equipment, the Company was approved for trading on the Alberta Stock Exchange in 1988. Through various regulatory transactions the Company now trades on the TSX Venture Exchange (Trading Symbol: RMC). With the takeover completed it was the intention at that time, to utilize the heavy equipment in operations in the natural resource sectors. The construction company continued to operate and the Company continued to evaluate projects in the resource sector. Through the years it was successful in purchasing oil and gas assets, entering into arrangements to participate in exploring for gold and other precious metals, and purchasing an interest in a gemstone project. Management has determined that the construction business is not of great benefit in terms of becoming involved in natural resources. Therefore, it was in the best interest of the Company to substantially reduce its construction operations and to move forward concentrating its efforts in the resource sector. Management of the Company believes that focusing on natural resource projects will add value for the shareholders.

During the year ended August 31, 2007 the Company was awarded four onshore oil and gas exploration blocks representing 720 square kilometres in the Tucano Basin, a gas producing area of Northern Brazil (please refer to the Company news release dated December 5, 2006). As of this date the concession contracts have not been ratified. The Company expects the issues which have delayed the finalization of the eighth round of bidding will be resolved in mid-2008. During November, 2007 the Company was awarded two more onshore oil and gas exploration blocks representing 58 square kilometres in the Potiguar Basin, an oil producing area of Northern Brazil. The Company also is negotiating an arrangement to participate for a 20% working interest in two oil and gas exploration blocks representing a net 13 square kilometres in the Rio de Peixe Basin of Northern Brazil. (Please refer to the Company news release dated December 7, 2007)

Management's discussion and analysis focuses on key statistics from the consolidated financial statements, as well as our review of the revenues of the contracting division, which comprise substantially all of the Company's revenues. In the interim, the Company will continue to receive revenues from contracts and equipment and property rental. This discussion and analysis of the financial condition and results of the operations is for the year ended August 31, 2007.

This management discussion and analysis includes certain statements that may be deemed "forward-looking statements". All statements in this discussion, other than statements of historical facts, that address future revenue, production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects, are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and continued availability of capital and financing and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements.

This report was reviewed and approved by the Company's Audit Committee and Board of Directors on December 17, 2007. Additional information regarding RMC is available under the Company's profile on SEDAR at www.sedar.com.

Nature of Business and Overall Performance

RICH MINERALS CORPORATION was incorporated in Canada under the laws of the Province of Alberta.

During 2005, the Company, through its wholly owned subsidiary Rich Contracting Ltd., took specific actions to substantially reduce its direct involvement in construction and contracting activities related to the installation of water lines and other utilities in residential and commercial applications. In order to increase shareholder value the Company will continue to focus its attention on business prospects in the natural resource sector.

In November 2006, the Federal Oil and Gas Agency (ANP) of Brazil, awarded four onshore blocks in the Tucano Basin, a gas producing area of Brazil. The blocks represent approximately 720 square kilometres of land under concession for oil and gas exploration. During the year the Corporation spent approximately $229,000 to prepare for and participate in the bidding for the blocks, plus administration costs. Rich Minerals Corporation qualified as an operator and was officially represented as an oil company with the ANP.

During November, 2007 the Company was awarded two more onshore oil and gas exploration blocks representing 58 square kilometres in the Potiguar Basin, an oil producing area of Northern Brazil. The Company also is negotiating an arrangement to participate for a 20% working interest in two oil and gas exploration blocks representing a net 13 square kilometres in the Rio de Peixe Basin of Northern Brazil.

The primary factors that can affect the future financial condition of the Company include the continued ability to raise equity capital and the level of exploration and/or development expenditures required to meet prospective commitments. International oil and gas exploration requires significant funding. The Company's cash flows consist of revenues from contracts of Rich Contracting Ltd., the Company's construction subsidiary, as well as equipment and property rentals. RMC currently has sufficient working capital to meet its current and planned obligations. Management expects that the Company will be able to realize its assets and discharge its liabilities and commitments in the normal course of operations.

Industry and Economic Factors Affecting Performance

Certain factors will affect the Company in its ability to carry on normal business. These include commodity prices, competition amongst exploration firms for attractive natural resource properties, the interest of investors in providing high-risk equity capital to exploration and development companies, and the availability of qualified staff and equipment such as drilling rigs to conduct exploration. Seismic and drilling activities are subject to numerous technical risks and uncertainties. The Company attempts to minimize exploration risk by utilizing trained professional staff and conducting extensive geological and geophysical analysis prior to drilling wells.

Risk Factors

Natural resource exploration and development involves a high degree of risk such that few properties, which are explored, are ultimately developed into producing projects. International oil and gas exploration requires significant funding. The Company successfully bid and was awarded four oil and gas exploration blocks in the Tucano Basin of Brazil, and two oil and gas exploration blocks in the Potiguar Basin of Brazil for exploration activities; should any oil and gas resources exist, substantial expenditures will be required to confirm reserves which are sufficient to commercially develop, and to obtain the required environmental approvals and permitting required to commence commercial operations. Should any natural resource be defined on such properties there can be no assurance that the resources on such properties can be commercially developed. The decision as to whether a property contains sustainable oil & gas reserves and should be brought into production will depend upon the results of exploration programs and/or feasibility studies, and the recommendations of duly qualified engineers and/or geologists, all of which involves significant expense. This decision will involve consideration and evaluation of several significant factors including, but not limited to: (1) costs of bringing a property into production, including exploration and development work, preparation of production feasibility studies and construction of production facilities; (2) availability and costs of financing; (3) ongoing costs of production; (4) market prices for the mineral or oil and gas to be produced; (5) environmental compliance regulations and restraints (including potential environmental liabilities associated with historical exploration activities); and (6) political climate and/or governmental regulation and control.

Outlook

The Company is on course with its focus on obtaining resource properties and reducing its construction/contracting business operations. It has been awarded 6 oil and gas exploration properties in producing areas of northern Brazil, and will commence evaluation these of these properties during the 2008 fiscal year. Financial commitments to conduct these evaluations will be covered with current working capital. Drilling operations on prospective areas in these properties will be funded through a combination of equity financings as well as negotiating agreements with joint venture partners to mitigate risk and create opportunities to participate in further resource projects.

Management

The Company is dependent on a relatively small number of key personnel, the loss of any of whom could have an adverse effect on the Company.

List of Directors and Officers as at August 31, 2007:

Bernard M. Chamberland	CEO and Chairman of the Board
Debra Senger	CFO and Director
Augusto Mendonca	Director
John A. Peters	Director
Murray Smith	Director

Results of operations

The Company's operations consist generally of revenues from investment income and contracting activities.

Net loss per share

The net loss per share for the year ended August 31, 2007 were ($0.010) (2006 - $0.005; 2005 - $0.006). The net loss is primarily the result of the foreign resource business development expenditures, along with the provision for impairment of short-term investments. Income from these investments earned during the year totaled $135,124. As at August 31, 2007 the Company had 24,033,000 common shares outstanding, and 1,600,000 stock options outstanding at prices ranging from $0.15 - $0.18 per common share.

Revenues

Revenues for the year ended August 31, 2007 were $805,037, comprising $135,124 of investment income, and $669,913 of contracting and rental income (2006 - $47,393 and $991,649; 2005 – $NIL and $4,254,560). Since 2005 the Company has substantially reduced its construction contracting operations and concentrated its efforts in the resource sector. Rental equipment earned $420,000 during the year (2006 - $422,500; 2005 - $88,000), and building rental earned $96,000 (2006 – $88,000; 2005 - $28,000). During the year management determined that the risk of major equipment repairs outweighed potential rental revenue, and sold the remaining equipment subsequent to year-end for proceeds of approximately $285,000, resulting in a gain of approximately $240,000 (see gain on sales of equipment below). The Company plans to continue to earn revenues from the contracting business and building rental until it develops cash flow from resource property operations.

General and administrative expenses

General and administrative costs for the year ended August 31, 2007 were $492,927 (2006 - $536,455; 2005 - $715,572) consisting mainly of salaries and consulting costs. The decrease in costs compared to fiscal 2006 and 2005 reflect a reduction in overall activity as the Company transitions to an internationally focused oil and gas company. In addition, 2006 and 2005 general and administrative expenses included stock-based compensation charges of $34,996 and $69,563 respectively whereas fiscal 2007 stock-based compensation was $NIL as no new options were granted in fiscal 2007.

Foreign resource business development expenditures

Foreign resource business development expenditures for the year ended August 31, 2007 of $228,607 (2006 $NIL; 2005 - $NIL) consist of the costs to qualify for, evaluate, and bid for oil and gas exploration properties in northern Brazil. The Company was awarded four properties in the 8th bidding round in November 2006, and two more properties in the 9th bidding round in November 2007.

Operating costs

The Company's decreased involvement in the construction industry is reflected in subcontracting and construction operations costs. Subcontracting costs for the year ended August 31, 2007 of $113,459 match the revenues earned in a construction contract during the year (2006 - $421,222; 2005 - $3,477,549).

Provision for impairment

The provision for impairment of $113,000 (2006 - $NIL, 2005 - $102,862) recognizes the decrease in market value of short-term investments held at year-end.

Amortization

Property, plant and equipment are stated at cost less amortization. The decreasing levels of amortization expense over the last three years is primarily due to the gradual divestment of construction equipment. The Company provides for the amortization of property, plant and equipment other than buildings on the straight line basis over the estimated economic life of the related asset to an ultimate residual value at the following annual rates:

Equipment	10% to 33%
Office equipment	20% to 50%

The Company provides for the amortization of buildings on the declining balance basis at the rate of 5% per annum.

Company reviews for impairment of property, plant and equipment are undertaken whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. In assessing recoverability, projected future net cash flows generated through the use and eventual disposition of the assets on a discounted cash flows basis are considered.

Gain on sale of equipment

During the year ended August 31, 2007 the Company sold contracting equipment for proceeds of $69,903 resulting in a gain of $69,903 (2006 – proceeds of $763,321, gain of $543,263; 2005 – proceeds of $107,742, gain of $50,236) reflecting the gradual divestment of construction equipment. Subsequent to August 31, 2007 the company sold remaining contracting equipment for proceeds of approximately $285,000, resulting in a gain of approximately $240,000.

Fourth quarter results

Revenues for the fourth quarter, the 3 months ended August 31, 2007, were $154,943, decreased from $451,517 for the comparable period in 2006 due mostly to reduction in contracting operations.

Net loss of $243,794 for the fourth quarter, resulting primarily from the recognition of impairment in short-term investments and foreign resource business development expenditures, whereas in the fourth quarter of 2006 most of the gains on sale of equipment during that year were recognized during that quarter, and foreign resource business development expenditures in Brazil were just commencing, resulting in net income for that quarter of $366,318.

Off Balance Sheet Arrangements

The Company has not entered into any off-balance sheet transactions.

Related Party Transactions

The Company has entered into a series of transactions with corporations controlled by shareholders of the Company. Leasing and contracting transactions with related parties are incurred in the course of normal operations, and are measured at exchange values, which is the amount agreed by the parties.

(a) Leasing transactions

The Company provided facilities to a corporation wholly-owned by a previous officer of the Company, as described below:

	2007	2006	2005
Included in revenue:			
Premises rental	$ –	$ 9,000	$ 25,500

(b) Contracting transactions

The Company has entered into agreements with a corporation wholly-owned by a shareholder of the Company ("the Contractor"). The Company has agreed to rent equipment and premises to the Contractor.

The Company's transactions with the Contractor may be summarized as follows:

	2007	2006	2005
Included in revenue:			
Equipment rental	$ 420,000	$ 422,500	$
Premises rental	96,000	88,000	28,000
	$ 516,000	$ 510,500	$ 28,000

The Company has hired the Contractor to provide services as an underground utility subcontractor, which may be summarized as follows:

	2007	2006	2005
Included in direct costs:			
Contract payments	$ 113,459	$ 386,205	$ –

At August 31, 2007, the Company owed the Contractor $ NIL (2006 - $ 321,758; 2005 - $NIL) which are included in accounts payable.

(c) Vehicle sales:

During the year ended August 31, 2007 the Company sold automotive equipment to the Contractor for $ NIL (2006 - $65,200; 2005 - $55,900) resulting in a gain of $ NIL (2006 - $43,983; 2005 - $5,928). The transactions were considered to be not incurred in the Company's normal course of operations. Independent appraisals for the equipment were obtained, and accordingly the transactions have been recorded at their exchange values.

(d) Management, consulting, and professional fees

Included are: $11,182 (2006 - $16,524; 2005 – $9,193) of legal fees paid to a firm in which a director is a partner, $60,000 (2006 - $31,000; 2005 - $NIL) of consulting fees paid to a director for services involving international oil and gas investment opportunities; $79,000 (2006 - $75,000; 2005 - $10,000) of consulting fees paid to a company controlled by a director.

Critical Accounting Estimates and Policies

The preparation of the consolidated financial statements in accordance with generally accepted accounting principles requires management to make judgments and estimates that affect the financial results of the Company. These critical estimates are discussed below.

Oil and gas accounting

The Company follows the full cost method of accounting for petroleum and natural gas properties and related expenses whereby all costs associated with the exploration for and development of oil and gas reserves are capitalized and accumulated in a country-by-country cost centres. Such costs include licence and royalty acquisitions, land acquisitions and geological and geophysical expenditures. General and administrative costs are expensed as incurred.

Costs associated with the investigating, bidding and acquiring of petroleum and natural gas properties are expensed prior to obtaining a petroleum lease or concession.

Gains or losses are not recognized upon disposition of petroleum and natural gas properties unless crediting the proceeds against accumulated costs would result in a change in the rate of depletion of 20% or more.

Impairment tests

An impairment loss is recognized on a cost centre basis when the carrying amount of the petroleum and natural gas properties of a cost centre is not recoverable and exceeds its fair value. The carrying amount is assessed to be unrecoverable when the sum of the undiscounted cash flows expected from the production of proved reserves, the lower of cost and market of unevaluated properties and the cost of major development projects are less then the carrying amount of the petroleum and natural gas properties. In determining the amount of the impairment, the carrying amount of the petroleum and natural gas properties capitalized in a cost centre is compared to the fair value of the associated proved and probable reserves and the lower of cost and market value of any unproved properties which are subject to a separate test for impairment.

In determining the fair value of the proved and probable reserves, the Company will use cash flows based upon oil and gas prices as quoted in the futures market where obtainable, adjusted for quality differences, transportation, foreign exchange and other relevant factors. These cash flows will then be discounted using a risk-free interest rate adjusted for political, reserve volume and type, regulatory and other applicable risks and uncertainties. If the carrying value of the oil and gas properties is in excess of its fair value, the excess is charged against earnings as additional depletion and depreciation.

Asset retirement obligations

The Company will recognize the fair value of a liability for an asset retirement obligation in the period in which it is incurred or when a reasonable estimate of fair value can be made. The fair value of an asset retirement obligation is recorded as a liability and a corresponding increase in property, plant and equipment and will be depleted based upon the unit-of-production method. The liability increases and accretion expense is recognized each period due to the passage of time. Subsequent to initial measurement, period-to-period changes in the liability are recognized for revisions to either the timing or the amount of the original estimate of undiscounted cash flows. Actual costs incurred upon settlement are charged against the asset retirement obligation.

New accounting pronouncements

Effective September 1, 2007, the Company adopted CICA Handbook Sections 1530, "Comprehensive Income", Section 3855, "Financial Instruments - Recognition and Measurement", Section 3861, "Financial Instruments - Disclosure and Presentation" and Section 3865, "Hedges".

Section 1530 introduces new standards for the presentation and disclosure of components of comprehensive income. Comprehensive income is defined as the change in net assets of an enterprise during a reporting period from transactions and other events and circumstances from non-owner sources. It includes all changes in net assets during a period except those resulting from investments by owners and distributions to owners. Section 3861 establishes standards for presentation of financial instruments and non-financial derivatives, and identifies the information that should be disclosed about them. Section 3855 prescribes when a financial asset, financial liability, or non-financial derivative is to be recognized on the balance sheet and the measurement of such amount. It also specifies how financial instrument gains and losses are to be presented. Section 3865 is applicable for designated hedging relationships and builds on existing Canadian GAAP guidance by specifying how hedge accounting is applied and what disclosures are necessary when it is applied.

On adoption of these new standards, the Company designated its cash and cash equivalents and short and long term investments as held for trading and accounts receivable as receivables, which are initially measured at fair value, and subsequently measured at amortized cost. The Corporation's accounts payable are classified as other financial liabilities, which are measured at amortized cost.

On September 1, 2008 the Company will be required to adopt four new CICA Handbook requirements, section 3862 “Financial Instruments – Disclosures”, section 3863 “Financial Instruments – Presentations”, section 3031 “Inventories”, and section 1535, “Capital Disclosures”. The effect of these standards will require incremental disclosures regarding the significance of financial instruments for the entity’s financial position and performance, the nature, extent and management of risks to which the entity is exposed arising from financial instruments, and objectives, policies and processes for managing capital, and in addition, whether the entity has complied with any externally imposed capital requirements..

The Company has assessed new and revised accounting pronouncements that have been issued but that are not yet effective and has determined that the following may have a significant impact on the Company. By 2011, the CICA will completely adopt its new strategy plan for the direction of accounting standards in Canada, which was ratified in January 2006. As part of the plan, Canadian generally accepted accounting principles (“GAAP”) for public companies will converge with International Financial Reporting Standards (“IFRS”) over the next five years. The Company continues to monitor and assess the impact of the convergence of Canadian GAAP with IFRS.

Financial Condition and Liquidity

Cash flow from operations

Cash flow (used in) operations for the year ended August 31, 2007 was ($225,116) compared to cash flow from operations of $313,366 for 2006, and 2005 of $1,715,790.

Liquidity and capital resources

In Management's view, given the nature of the Company's activities, the most meaningful and material financial information concerning the Company relates to its current liquidity and capital resources. The Company's activities have been funded through contracts of its construction subsidiary and equipment and property rentals. The Company expects that it will continue to be able to generate revenues from these sources until it develops cash flow from operations. There can be no assurance, however, that the Company will be able to do so. If such funds are not available or cannot be obtained, the Company will be forced to curtail its activities to a level for which funding is available or can be obtained. At August 31, 2007 the Company had working capital of $2,057,808 consisting of cash of $29,656, income-bearing marketable securities of $1,461,173, and a mortgage receivable of $600,000 bearing interest at a rate of 14% per annum (2006 - $2,154,472; 2005 – $1,369,659). The Company also has a bank line of credit of $100,000 which had not been drawn down as at August 31, 2007 or subsequently. The Company expects to fund its 2007-2008 foreign resource business development expenditures in Brazil using cash flow, funds currently held in short-term investments, bank line of credit, and equity financings.

Commitments

In November 2006 the Company was provisionally awarded 4 oil and gas exploration properties in Brazil, subject to execution of final documents. Once final title documentation has been received, the Company has planned exploratory expenditures of approximately $600,000 on these properties over the next 3 years.

In November 2007, the Federal Oil and Gas Agency (ANP) of Brazil awarded to the Company 100% participation in two onshore blocks of land under concession for oil and gas exploration in the Potiguar Basin, an oil producing area of Brazil. The costs to the Company for these blocks will be approximately $160,000 in cash, and approximately $500,000 in exploration costs over a 2 year minimum work program.

Subsequent Events

In November 2007, the Federal Oil and Gas Agency (ANP) of Brazil awarded to the Company 100% participation in two onshore blocks totalling approximately 58 square kilometers of land under concession for oil and gas exploration in the Potiguar Basin, an oil producing area of Brazil. The costs to the Company for the blocks will be approximately C$160,000 in cash, and approximately C$500,000 in exploration costs over a 2 year minimum work program.

The Company also negotiated an arrangement for 20% working interest participation in two onshore blocks in the Rio do Peixe Basin, a new frontier area of Brazil. These blocks represent approximately 13 square kilometers of land, net to the Company, under concession for oil and gas exploration. The net costs to the Company for these blocks would be approximately C$90,000 in cash, and C$700,000 share of exploration costs over a 3 year minimum work

Selected Annual Information

During Q4 of 2005, Rich Contracting Ltd. substantially reduced its direct involvement in construction and contracting activities related to the installation of water lines and other utilities in residential and commercial applications.

Construction, rental and other revenue for the year ended August 31, 2007 was $699,913 (2006 - $991,649; 2005 - $4,354,560), reflecting the Company's decreased involvement in the construction industry.
Investment income for the year ended August 31, 2007 was $135,124 (2006 - $47,393; 2005 - $NIL).

Net loss for the year ended August 31, 2007 was($245,398), compared to net income of $366,318 in 2006 and net loss of ($138,568) in 2005.

	2007	2006	2005
Revenue	$805,037	$1,039,042	$ 4,354,560
Net Income(loss)	(245,398)	366,318	(138,568)
Basic and fully diluted earnings (loss) per share	(0.010)	0.015	(0.006)
Loans Payable	–	–	65,183
Total Assets	2,564,516	3,131,282	2,426,764
Cash dividends declared	–	–	–

Selected Quarterly Information

During 2005, Rich Contracting Ltd., substantially reduced its direct involvement in construction and contracting activities related to the installation of water lines and other utilities in residential and commercial applications.

(000's except per share)	2007				2006			
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Revenue	155	162	214	274	451	140	371	77
Net Income(loss)	(244)	(114)	34	81	229	11	90	36
Earnings(loss)per share	(.010)	(.005)	.001	.003	.012	.000	.003	(.011)

Fully diluted common shares:

As at December 17, 2007 the Company had the following equity securities outstanding:

	2007	2006	2005
Common Shares	24,033,000	24,033,000	24,033,000
Stock options	1,600,000	1,600,000	1,300,000
Total – fully diluted	25,633,000	25,633,000	25,333,000

Summary of Options Outstanding as of August 31, 2007

Name of Optionee	Position (Director/ Employee/ Consultant/ Management Company)	Insider ? Yes or No	Number of Optioned Shares	Exercise Price	Expiry Date
Bernard Chamberland	Management	Yes	600,000	$0.15	06/21/2010
Debra Senger	Management	Yes	350,000	$0.15	06/21/2010
Augusto Mendonca	Director	Yes	300,000	$0.18	04/11/2011
John Peters	Director	Yes	250,000	$0.15	06/21/2010
Murray Smith	Director	Yes	100,000	$0.15	06/21/2010

Stock-Based Compensation

For the year ended August 31, 2007, the Company has recorded compensation expense of $Nil included in compensation expense (2006 – 34,996; 2005 - $69,563) with an offsetting credit to contributed surplus to reflect the estimated fair value of stock options granted to employees, directors, and consultants.

In calculating the fair value of options granted and/or vesting of option grants, the Company utilized the following assumptions:

	2007	2006	2005
Risk-free interest rate	–	4.0%	3.2%
Expected option life	–	5 yrs	5 yrs
Expected volatility	–	77%	99.6%
Dividends expected	–	none	None

The weighted average grant date fair value of each option granted was $NIL (2006 - $0.11; 2005 - $0.05).

Financial Instruments and Other Risk Factors

The Company's financial instruments consist of accounts receivable, short-term investment, mortgage receivable, accounts payable, and loans payable.

(a) Fair values

The Company is of the opinion that the fair values of accounts receivable and accounts payable approximate their respective carrying values due to the relatively short-term maturity. The portfolio investment reflects fair value as it is stated at the market trading value. The carrying value of loans payable approximates the fair value, as the interest rates are consistent with the current rates offered to the Company with similar terms.

(b) Interest rate risk

The Company would be exposed to interest rate risk on its demand bank loans arising from fluctuations in the prime interest rate, if it draws on its bank line of credit.

(c) Exchange rate volatility

The Company could be exposed to foreign exchange risk if it holds substantial funds in Brazilian Reals during oil and gas exploration activities in that country.

(d) Credit risk

Substantially all the Company's accounts receivable relate to the Company's activities in the residential land development industry and the Company may therefore be considered to have credit risk exposure to that industry. As well, within this industry, due to the size of the individual projects, the Company may be considered to have exposure to a concentration of credit risk from individual customers.

(d) Credit Concentration

The Company earns revenue from a variety of entities. In the year ended August 31, 2007, the Company's revenue included $116,213 from one unrelated customer (2006 - $ 459,993 - four; 2005 - $1,513,342 - five).

(e) **Risk Factors**

The principal risks and uncertainties faced by the Company relate to exploration and development success as well as commodity prices and market sentiment to a lesser extent. Exploration for and development of natural resource operations involve significant risks, many of which are outside the Company's control. In addition to the normal and usual risks of exploration and development the Company may work in remote locations that lack the benefit of infrastructure and easy access. The prices of certain commodities may fluctuate and are affected by many factors outside of the Company's control. The future expectations for such prices have a significant impact on the market sentiment for investment in oil & gas. The Company may rely on equity financing and or potential partnerships to fund its exploration programs. There is no assurance that such financing will be available to the Company, or that it will be available on acceptable terms.

Disclosure controls and procedures

Disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed is recorded, processed, summarized and reported within the time periods specified by securities regulations and that information required to be disclosed is accumulated and communicated to management. As at the end of the period covered by this management's discussion and analysis, management evaluated the effectiveness of the Corporation's disclosure controls and procedures as required by Canadian securities laws.

Based on that evaluation, management has concluded that the disclosure controls and procedures, subject to certain limitations indicated below, were effective to provide reasonable assurance that information required to be disclosed in the Corporation's annual filings and interim filings and other reports filed or submitted under Canadian securities laws is recorded, processed, summarized and reported within the time periods specified by those laws, and that material information is accumulated and communicated to management as appropriate to allow timely decision regarding required disclosure.

Internal controls over financial reporting

The Company's Chief Executive Officer and Chief Financial Officer are responsible for designing internal controls over financial reporting or causing them to be designed under their supervision to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian generally accepted accounting principles.

We have designed controls for this process and have conducted an evaluation which has identified certain weaknesses in our controls. The limited number of staff at the Company creates an inherent weakness in the system of internal controls due to our inability to improve the appropriate segregation of duties. The limited number of staff may also result in identifying weaknesses with respect to accounting for complex and non-routine transactions. There is no guarantee that a material misstatement would be prevented or detected. The Company uses management and the board of directors' review to mitigate the risk of material misstatement. We use our best efforts to reduce this risk to a remote likelihood of a material misstatement. However, we cannot provide reasonable assurance that this risk can be completely mitigated.

Additional Information

Additional information relating to the Company is available on the SEDAR website at www.sedar.com under "Rich Minerals Corporation".

RICH MINERALS CORPORATION
MANAGEMENT INFORMATION CIRCULAR

PERSONS MAKING THE SOLICITION

This Information Circular is furnished in connection with the **SOLICITATION BY THE MANAGEMENT OF RICH MINERALS CORPORATION (the "Company") OF THE PROXIES** to be used at the Annual General & Special Meeting of the Shareholders of the Company to be held at 4100 - 6A Street N.E., Calgary, Alberta on Thursday, 21st of February, 2008 at 2:00 p.m., or at any adjournments thereof, for the purposes set out in the accompanying notice of meeting (the "Meeting"). Although it is expected that the solicitation of proxies will be primarily by mail, proxies may also be solicited personally or by telephone, email or personal interview by regular employees of the Company, at a nominal cost.

Each outstanding common share (the "Common Shares") is entitled to one vote on each resolution voted on at the Meeting. The board of directors of the Company (the "Board of Directors") has fixed the record date for the Meeting at the close of business on January 17, 2008 (the "Record Date"). The Company will prepare, as of the Record Date, a list of Shareholders entitled to receive the Notice of Meeting and showing the number of Common Shares held by each such Shareholder. Each Shareholder named in the list is entitled to vote the Common Shares shown opposite such Shareholder's name at the Meeting except to the extent that such holder transfers ownership of the Common Shares after the Record Date, in which case the transferee shall be entitled to vote such Common Shares upon establishing ownership and requesting, by 4:30 p.m. (Calgary time) not later than 10 days before the Meeting, to be included in the list of Shareholders entitled to vote at the Meeting.

In accordance with National Instrument 54-101 *Communications with Beneficial Owners of Securities of a Reporting Issuer*, arrangements have been made with brokerage houses and other intermediaries, clearing agencies, custodians, nominees and fiduciaries to forward solicitation materials to the beneficial owners of the Common Shares held of record by such persons and the Company may reimburse such persons for reasonable fees and disbursements incurred by them in doing so. The costs thereof will be borne by the Company.

APPOINTMENT AND REVOCATION OF PROXIES

The persons named (the "**Management Designees**") in the enclosed instrument of proxy ("**Instrument of Proxy**"), have been selected by the Board of Directors of the Company and have indicated their willingness to represent as proxy the shareholder who appoints them. **A shareholder has the right to designate a person or company (who need not be a shareholder) other than the Management Designees to represent him or her at the Meeting.** Such right may be exercised by inserting in the space provided for that purpose on the Instrument of Proxy the name of the person to be designated and deleting therefrom the names of the Management Designees, or by completing another form of proxy and delivering the same to the transfer agent of the Company. Such shareholder should notify the nominee of the appointment, obtain his or her consent to act as proxy and should provide instructions on how the shareholder's shares are to be voted. The nominee should bring personal identification to the Meeting. In any case, the form of proxy should be dated and executed by the shareholder or an attorney authorized in writing, with proof of such authorization attached where an attorney has executed the form of proxy.

A form of proxy will not be valid for the Meeting or any adjournment thereof unless it is signed by the shareholder or by his or her attorney authorized in writing or, if the shareholder is a corporation, it must be signed under its corporate seal and executed by a duly authorized officer or attorney of the corporation, and delivered to Olympia Trust Company, 2300, 125 9th Avenue S.E., Calgary, Alberta, Canada, T2P 0P6 not less than 48 hours, excluding Saturdays, Sundays and holidays, before the time of the Meeting or any adjournment thereof. Late proxies may be accepted or rejected by the Chairman of the Meeting in his discretion, and the Chairman is under no obligation to accept or reject any particular late proxy.

A shareholder who has given a proxy may revoke it as to any matter upon which a vote has not already been cast pursuant to the authority conferred by the proxy. In addition to revocation in any other manner permitted by law, a proxy may be revoked by either executing a form of proxy bearing a later date or by executing a valid notice of revocation, either of the foregoing to be executed by the shareholder or by his authorized attorney in writing, or, if the shareholder is a corporation, under its corporate seal by an officer or attorney thereof duly authorized, and by depositing the form of proxy bearing a later date either at the registered office of the Company at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, or by depositing the form of proxy with Olympia Trust Company, 2300, 125 9th Avenue S.E., Calgary, Alberta, Canada, T2P 0P6 , at any time up to and including the last business day preceding the date of the Meeting or any adjournment thereof at which the proxy is to be used or by depositing the revocation of proxy with the chairman of such Meeting on the day of the Meeting, or any adjournment thereof. In addition, a proxy may be revoked by the shareholder personally attending the Meeting and voting his shares.

ADVICE TO BENEFICIAL SHAREHOLDERS

The information set forth in this section is of significant importance to many shareholders, as a substantial number of shareholders do not hold common shares in their own name. Shareholders of the Company who hold their common shares through their brokers, intermediaries, trustees or other persons, or who otherwise do not hold their common shares in their own name (referred to in this Circular as "**Beneficial Shareholders**") should note that only proxies deposited by shareholders who appear on the records maintained by the Company's registrar and transfer agent as registered holders of common shares will be recognized and acted upon at the Meeting. If common shares are listed in an account statement provided to a Beneficial Shareholder by a broker, those common shares will, in all likelihood, not be registered in the shareholder's name. Such common shares will more likely be registered under the name of the shareholder's broker or an agent of that broker. In Canada, the vast majority of such shares are registered under the name of CDS & Co. (the registration name for The Canadian Depositary for Securities, which acts as nominee for many Canadian brokerage firms). The common shares held by brokers (or their agents or nominees) on behalf of a broker's client can only be voted (for or against resolutions) at the direction of the Beneficial Shareholder. Without specific instructions, brokers and their agents and nominees are prohibited from voting shares for the broker's clients. **Therefore, each Beneficial Shareholder should ensure that voting instructions are communicated to the appropriate person well in advance of the Meeting.**

Existing regulatory policy requires brokers and other intermediaries to seek voting instructions from Beneficial Shareholders in advance of shareholders meetings. The various brokers and other intermediaries have their own mailing procedures and provide their own return instructions to clients, which should be carefully followed by Beneficial Shareholders in order to ensure that their common shares are voted at the Meeting. The form of proxy supplied to the Beneficial Shareholder by its broker (or the agent of the broker) is substantially similar to the Instrument of Proxy provided directly to registered shareholders by the Company. However, its purpose is limited to instructing the registered shareholder (i.e., the broker or agent of the broker) how to vote on behalf of the Beneficial Shareholder. The vast majority of brokers now delegate responsibility for obtaining instructions from clients to Broadridge Financial Services, Inc. ("**BROADRIDGE**") in Canada. BROADRIDGE typically prepares a machine-readable voting instruction form, mails those forms to Beneficial Shareholders and asks Beneficial Shareholders to return the forms to BROADRIDGE, or otherwise communicate voting instructions to BROADRIDGE (by way of the Internet or telephone, for example). BROADRIDGE then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of shares to be represented at the Meeting. **A Beneficial Shareholder who receives a BROADRIDGE voting instruction form cannot use that form to vote common shares directly at the Meeting. The voting instruction forms must be returned to BROADRIDGE (or instructions respecting the voting of common shares must otherwise be communicated to BROADRIDGE) well in advance of the Meeting in order to have the common shares voted. If you have any questions respecting the voting of common shares held through a broker or other intermediary, please contact that broker or other intermediary for assistance.**

Although a Beneficial Shareholder may not be recognized directly at the Meeting for the purposes of voting common shares registered in the name of his broker, a Beneficial Shareholder may attend the Meeting as proxyholder for the registered shareholder and vote the common shares in that capacity. **Beneficial Shareholders who wish to attend the Meeting and indirectly vote their common shares as proxyholder for the registered shareholder should enter their own names in the blank space on the form of proxy provided to them and**

return the same to their broker (or the broker's agent) in accordance with the instructions provided by such broker. All references to shareholders in this Information Circular and the accompanying Instrument of Proxy and Notice of Meeting are to registered shareholders unless specifically stated otherwise.

Where documents are stated to be available for review or inspection, such items will be shown upon request to registered shareholders who produce proof of their identity.

VOTING OF PROXIES

Each shareholder may instruct his proxy how to vote his common shares by marking the Instrument of Proxy as applicable. All common shares represented at the Meeting by properly executed proxies will be voted or withheld from voting (including the voting on any ballot), and where a choice with respect to any matter to be acted upon has been specified in the Instrument of Proxy, the common shares represented by the proxy will be voted in accordance with such specification. **In the absence of any such specification as to voting on the Instrument of Proxy, the Management Designees, if named as proxy, will vote in Favour of the matters set out therein. In the absence of any specification as to voting on any other form of proxy, the Common Shares represented by such form of proxy will be voted in Favour of the matters set out therein.**

The enclosed Instrument of Proxy confers discretionary authority upon the Management Designees, or other person named as proxy, with respect to amendments to or variations of matters identified in the Notice of Meeting and any other matters, which may properly come before the Meeting. As of the date hereof, the Company is not aware of any amendments to, variations of or other matters, which may come before the Meeting. In the event that other matters come before the Meeting, then the Management Designees intend to vote in accordance with the judgment of the management of the Company.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

Other than as set forth in this Information Circular, no person who has been a director or senior officer of the Company at any time since the beginning of the last financial year, nor any proposed nominee for election as a director of the Company, nor any associate or affiliate of any of the foregoing, has any material interest, directly or indirectly, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon other than the election of directors.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

As of the date hereof, 24,033,000 of the Company's Common Shares, without nominal or par value, are issued and outstanding and entitled to vote at the meeting on the basis of one vote for each common share held.

Amendment No. 1, effective February 28th, 1997, to By-law No. 1 Article 10.14 of the Company provides that at least two (2) shareholders personally present and owning or representing by proxy not less than five (5%) percent of the issued common shares of the Company, constitutes a quorum for the meeting in respect of holders of common shares. To the knowledge of the directors and senior officers of the Company, no person beneficially owns directly or indirectly, or exercises control or direction over, voting shares carrying more than 10% of the voting rights attached to all voting securities of the Company.

STATEMENT OF EXECUTIVE COMPENSATION

For purposes of this section:

"SAR" or "stock appreciation right" means a right, granted by the Company or any of its subsidiaries, as compensation for employment services or office to receive cash or an issue or transfer of securities based wholly or in part on changes in the trading price of its securities; and

"LTIP" or "long term incentive plan" means any plan providing compensation intended to motivate performance over a period greater than one financial year, but does not include option or stock appreciation right plans or plans for compensation through shares or units that are subject to restrictions on resale.

"Named Executive Officer" means the following individuals: (a) each Chief Executive Officer; (b) each Chief Financial Officer; (c) each of the Company's three most highly paid executive officers, other than the Chief Executive Officer and Chief Financial Officer, who were serving as executive officers at the end of the most recently completed financial year and whose salary and bonus exceeds $150,000.

EXECUTIVE COMPENSATION

The following table sets forth compensation awarded to, earned by, or paid to each Named Executive Officer for services rendered by that individual in all capacities to the Issuer or a subsidiary of the Issuer or otherwise in connection with office or employment of that individual with the issuer or a subsidiary of the issuer for each of the three most recently completed financial years.

Summary Compensation Table

		Annual Compensation			Long – Term Compensation			
					Awards		Payouts	
Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compensation ($)	Securities Under Options/Granted (#)	Restricted Shares or Restricted Share Units ($)	LTIP [Long Term Incentive Plans] Payouts ($)	All Other Compensation ($)
Bernard M. Chamberland	2007	140,000	7,000	Nil	Nil	Nil	Nil	Nil
Chief Executive Officer	2006	125,000	15,000	Nil	Nil	Nil	Nil	Nil
Chairman	2005	105,000	20,000	Nil	600,000	Nil	Nil	Nil
Debra L. Senger	2007	Nil	Nil	79,000	Nil	Nil	Nil	Nil
Chief Financial Officer	2006	Nil	Nil	75,000	Nil	Nil	Nil	Nil
Secretary/Treasurer	2005	33,846	22,000	25,750	350,000	Nil	Nil	Nil

Long Term Incentive Plan (LTIP) Awards

The Company does not have a LTIP, pursuant to which cash or non-cash compensation intended to serve as an incentive for performance over a period greater than one financial year (whereby performance is measured by reference to financial performance or the price of the Company's securities) was paid to the Named Executive Officers during the most recently completed financial year. The Company has no LTIP other than stock options granted from time to time by the board of directors.

Option/Stock Appreciation Rights ("SAR") Grants

During the most recently completed financial year no SAR's or restricted shares were granted by the Company to Named Executive Officers of the Company during the last fiscal year ended August 31, 2007. Furthermore, no SAR's were exercised. The following table sets forth details of all stock options granted to the Named Executive Officers during the most recently completed fiscal year and the fiscal year end option values related thereto.

AGGREGATED OPTION/SAR EXERCISES DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR

Name	Securities, Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options at Financial Year-End (#) Exercisable/ Unexercisable	Value of Unexercised In-the-Money Options At Financial Year-End ($) Exercisable/Unexercisable
Bernard Chamberland Chief Executive Officer And Chairman	Nil	Nil	600,000 / Nil	Nil / Nil
Debra Senger Chief Financial Officer And Secretary	Nil	Nil	350,000 / Nil	Nil / Nil
John Peters Director	Nil	Nil	250,000 / Nil	Nil /Nil
Murray Smith Director	Nil	Nil	100,000 / Nil	Nil / Nil
Augusto Mendonca Director	Nil	Nil	300,000 / Nil	Nil / Nil

Termination of Employment, Changes in Responsibility and Employment Contracts:

The Company has no employment contracts with its Named Executive Officers.

The Company has no compensatory plan, contract or arrangement where Named Executive Officers are entitled to receive more than $100,000 to compensate such executive officers in the event of resignation, retirement or other termination, a change of control of the Company or its subsidiaries or a change in responsibilities following a change in control.

Compensation of Directors

The Company has no arrangements, standard or otherwise, pursuant to which Directors are compensated by the Company for their services in their capacity as Directors, or for committee participation, involvement in special assignments or for services as consultant or expert during the most recently completed financial year or subsequently, up to and including the date of this Information Circular.

The Company has a stock option plan (the "Plan") for the granting of incentive stock options to the officers, employees and Directors.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets forth the Company's compensation plans under which equity securities are authorized for issuance as at the end of the most recently completed financial year.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-Average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans {excluding securities reflected in column {a}}
The Plan	1,603,300	$0.16	800,000
Equity compensation plans not approved by security holders	Nil	N/A	N/A
Total	1,603,300	$0.16	800,000

INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS

None of the directors, executive officers or senior officers of the Company have been indebted to the Company in any way during the last completed financial year of the Company.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Mr. John A. Peters Q.C., a director of the Company, is also a lawyer with the firm Burnet, Duckworth & Palmer LLP, solicitors to the Corporation. From time to time, Burnet, Duckworth & Palmer, LLP provides legal services to the Company and is paid fees as a result.

MANAGEMENT CONTRACTS

No management functions of the Company or a subsidiary are performed to any substantial degree by a person other than the directors or executive officers of the Company or a subsidiary.

TRANSACTIONS WITH RELATED PARTIES

The Company has entered into a series of transactions with corporations controlled by previous officers of the Company. Leasing and contracting transactions are with family members related to a director and officer of the Company, are incurred in the course of normal operations, and are measured at exchange values, which is the amount agreed by the parties.

(a) Leasing transactions:

The Company provided facilities to a corporation wholly-owned by a previous officer of the Company, as described below:

	2007	2006	2005
Included in revenue:			
Premises rental	$ –	$ –	$25,500

Management fees	–	–	90,000
	$ –	$ –	$115,500

	2007	2006	2005
Included in direct costs:			
Equipment rental costs	$ –	$ –	$ 306,000
Cost recoveries fiscal 2005	–	–	(153,000)
Cost recoveries fiscal 2004	–	–	(83,250)
	$ –	$ –	$ 69,750

(b) Contracting transactions:

The Company has entered into agreements with a corporation wholly-owned by a previous officer of the Company (the "Contractor"). The Company is renting equipment and premises to the Contractor.

The Company's transactions with the Contractor are summarized as follows:

	2007	2006	2005
Included in revenue:			
Contract revenue	$ –	$ –	$2,476,051
Equipment rental	420,000	422,500	–
Premises rental	96,000	88,000	28,000
	$ 516,000	$ 510,500	$2,504,051

At August 31, 2007 the Contractor owed the Company $70,595 (2006 - $NIL; 2005 - $NIL).

The Company has hired the Contractor to provide services as an underground utility subcontractor, which are summarized as follows:

	2007	2006	2005
Included in direct costs:			
Contract payments	$ 113,459	$ 386,205	$ –

At August 31, 2007, the Company owed the Contractor $ NIL (2006 - $ 321,758; 2005 - $NIL) which are included in accounts payable.

(c) Vehicle sales:

During the year ended August 31, 2006 the Company sold automotive equipment to the Contractor for $61,200 (2005 – $55,900) resulting in a gain of $43,983 (2005 - $5,928). The transactions were not considered to be incurred in the Company's normal course of operations.

Independent appraisals for the equipment were obtained, and the transactions were recorded at their exchange values.

(d) Management, consulting, and professional fees

Included are: $11,182 (2006 - $16,524; 2005 - $9,193) of legal fees were paid to a firm in which a director is a partner, $60,000 (2006 - $31,000; 2005 - $NIL) of consulting fees were paid to a director for services involving international oil and gas investment opportunities; $79,000 (2006 - $75,000; 2005 - $10,000) of consulting fees were paid to a company controlled by a director.

AUDIT COMMITTEE

A copy of the Audit Committee's Charter is attached hereto as Schedule "C".

Composition of the Audit Committee

The following are the members of the Committee:

Bernard M. Chamberland Not Independent [1] Financially literate
John A. Peters Independent [1] Financially literate
Murray F. Smith Independent [1] Not financially literate

Note: (1) As defined by Multilateral Instrument 52-110 ("MI 52-110").

Mr. Chamberland presently holds the position of Chairman of the Board and Chief Executive Officer of Rich Minerals Corporation, a position he has held for over 19 years. Mr. Chamberland has successfully managed Alberta based construction and land development businesses operating in Canada for over 40 years. Prior to Rich Minerals Corporation, he was sole proprietor of a Calgary based construction and land development company and had joint venture interests in and ownership of a wide and diverse portfolio of investments, including oil and gas, both in Canada and the United States. Mr. Chamberland, is a successful entrepreneur with extensive public company experience and many years of exposure to corporate compliance and financial statements.

Mr. Peters has practiced commercial law for more than 25 years and over that time has had significant exposure to financial statements and analysis. In addition to undergraduate degrees in economics and law, he holds master's degrees in securities law and international business management from Osgoode Hall Law School and Boston University respectively. Mr. Peters presently sits on the boards of a number of public and widely-held private companies and in that capacity is required to read and understand financial statements.

Mr. Smith presently holds a management position with a Calgary construction company. Previously Mr. Smith held a number of management positions with an Alberta based telecommunications company for over 32 years. Towards the end of his telecommunications career he held the position of project manager, managing a Capital Estimating System for wireline construction. Smith presently sits on the board of a privately held start-up company.

Audit Committee Oversight

At no time since the commencement of the Company's most recently completed financial year was a recommendation of the Committee to nominate or compensate an external auditor not adopted by the Board of Directors.

Reliance on Certain Exemptions

Since the effective date of MI 52-110, the Company has not relied on the exemptions contained in sections 2.4 or 8 of MI 52-110 or an exemption from MI 52-110 in whole or in part, granted under Part 8 of MI 52-110. Section 2.4 provides an exemption from the requirement that the audit committee must pre-approve all non-audit services to be provided by the auditor, where the total amount of fees related to the non-audit services are not expected to exceed 5% of the total fees payable to the auditor in the fiscal year in which the non-audit services were provided. Section 8 permits a company to apply to a securities regulatory authority for an exemption from the requirements of MI 52-110, in whole or in part.

Pre-Approval Policies and Procedures

The Committee has adopted specific policies and procedures for the engagement of non-audit services as described above under the heading "External Auditors".

External Auditor Service Fees (By Category)

The audit committee has specific policies and procedures for the engagement of non-audit services, as described in its audit committee charter. In the following table, "audit fees" are fees billed by the Company's external auditor for services provided in auditing the Company's annual financial statements for the subject year. "Audit-related fees" are fees not included in audit fees that are billed by the auditor for assurance and related services that are reasonably related to the performance of the audit or review of the Company's financial statements. "Tax fees" are fees billed by the auditor for professional services rendered for tax compliance, tax advice and tax planning. "All other fees" are fees billed by the auditor for products and services not included in the foregoing categories. The fees paid by the Company to its auditor in each of the last two fiscal years, by category, are as follows:

The aggregate fees by the Company's external auditors in each of the last two fiscal years for audit fees are approximately as follows:

Financial Year Ending	Audit Fees	Audit Related Fees	Tax Fees	All Other Fees
2007	$44,000 (1)	$3,000	$3000	Nil
2006	$46,500	$2,400	$2500	Nil

The Company is relying on the exemption provided by section 6.1 of MI 52-110, which provides that the Company, as a venture issuer, is not required to comply with Part 3 (Composition of the Audit Committee) and Part 5 (Reporting Obligations) of MI 52-110.

CORPORATE GOVERNANCE DISCLOSURE

Set forth below is a description of the Corporation's current corporate governance practices, as prescribed by Form 58-101F2, which applies to venture issuers and which is attached to National Instrument 58-101 entitled "Disclosure of Corporate Governance Practices". The requirements of Form 58-101F2 are set out below:

1. Board of Directors

The Board of Directors of the Corporation has determined that the following two (2) directors of the Company are independent:

Murray F. Smith
John A. Peters, Q.C.

The Board of Directors of the Corporation has determined that the following three (3) directors of the Corporation are not independent:

Bernard Chamberland is not considered to be independent as Mr. Chamberland is the President and Chief Executive Officer of the Company.

Debra Senger is not considered to be independent as Ms. Senger is Chief Financial Officer of the Company.

Augusto Mendonça is not considered to be independent as Mr. Mendonça is the Chief Geological Consultant responsible for geological consulting and new business development relating to oil and gas to the Company.

2. Directorships

None of the directors are directors of other issuers that are reporting issuers (or the equivalent).

3. Orientations and Continuing Education

Due to the size of the Corporation's Board of Directors, no formal program currently exists for the orientation of new directors and existing directors provide orientation and education to new members on an informal and ad hoc basis. In addition, new directors of the Corporation will be given a copy of the mandate of the Board of Directors and of the Audit Committee and management will make a presentation to new directors respecting the nature and operations of the Corporation's business.

No formal continuing education program currently exists for the directors of the Corporation; however, the Corporation encourages directors to attend, enrol or participate in courses and/or seminars dealing with financial literacy, corporate governance and related matters and has agreed to pay the cost of such courses and seminars. Each director of the Corporation has the responsibility for ensuring that he maintains the skill and knowledge necessary to meet his obligations as a director.

4. Ethical Business Conduct

The Board of Directors has not yet adopted a formal code of ethics but expects to do so in the near future. Each director, officer and employee of the Corporation will be provided with a copy of the code of ethics.

The Board of Directors has also adopted a "Whistleblower Policy" wherein employees, consultants and external stakeholders of the Corporation are provided with a mechanism by which they can raise concerns in a confidential, anonymous process.

5. Nomination of Directors

Pursuant to the mandate of the Board of Directors, the Board of Directors has responsibility for selecting nominees for election to the Board. At present, the Board of Directors does not have a process by which the Board identifies new candidates for Board nomination, but rather the identification of new candidates is done on an informal and ad hoc basis.

6. Compensation

The Company's compensation policies are founded on the principle that executive and employee compensation should be consistent with shareholders' interests and therefore the compensation strategy is significantly weighted towards a stock ownership compensation strategy. The objectives of the program are to attract and retain a high quality management and employee team and to motivate performance by tying a significant portion of the compensation to enhancement in share value and to encourage directors and officers to become significant shareholders. Any director, who is also an executive officer, is excused from the directors' meetings during any discussion of his compensation. For the year ended August 31, 2007 the executive officers, including the President and Chief Executive officer, were paid salaries and bonuses, which the board believes appropriate for companies similar in size to ours. We do not have a pension plan or other form of formal retirement compensation. Our compensation plan consists of the following items:

- base salary
- short term incentive compensation – bonuses
- long term incentive compensation – stock options

The compensation of all our employees, including executive officers, is consistent with the above policies. A description of the criteria used in each element of compensation is set forth below. Compensation is weighted more heavily towards long term incentive compensation by way of the grant of stock options in order to align the interests of our executive officers and employees with the performance of the Corporation and the interests of our shareholders.

Base Salaries

Our policy is that salaries for our executive officers and professionals shall be within the range of salaries paid among industry peer companies of similar size. For the remainder of employees, salaries are competitive within our industry and generally at the median salary level among companies our size.

Short Term Incentive Compensation – Bonuses

In fiscal 2007, the board of directors approved the payment of certain bonuses disclosed herein.

Long Term Incentive Compensation - Stock Options

Stock options are granted under our stock option plan to our directors, officers, employees and certain consultants upon their commencement of service. Additional grants are made periodically to recognize the exemplary performance of, or the special contribution by eligible individuals. An annual grant may be made to eligible individuals based on individual performance and our performance during the most recently completed financial year in relation to performance expected.

The share option plan is designed to motivate all employees to focus on the long term interests of the Company and its shareholders. Stock option grants are determined by factors including the number of eligible individuals currently under the option plan, the number of shares to be acquired under existing options relative to the issued and outstanding common shares and our future hiring plans.

7. Other Board Committees

The board has no other committees at present.

8. Assessments

The board monitors the adequacy of information given to directors, communication between the Board and management and the strategic direction and processes of the Board, committees and the individual members.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

Financial Statements

The Board of Directors of the Company have approved the audited financial statements of the Company for the year ended August 31, 2007, and the report of the auditor thereon, copies of which financial statements are enclosed herein.

Fixing the Number of Directors To Be Elected

Shareholders of the Company will be asked to consider and, if thought appropriate, approve and adopt an ordinary resolution fixing the number of directors to be elected. In order to be effective, an ordinary resolution requires the approval of a majority of the votes cast by shareholders who vote in respect of the resolution.

At the Meeting, it will be proposed that five (5) directors be elected to hold office until the next annual meeting or until their successors are elected or appointed. Unless otherwise directed, it is the intention of the Management

Designees, if named as proxy, to vote in favour of the ordinary resolution fixing the number of directors to be elected at five (5).

The Directors of the Company are elected at each annual general meeting and hold office until the next annual general meeting or until their successors are appointed. In the absence of instructions to the contrary, the enclosed proxy will be voted for the nominees herein listed.

Management of the Company proposes to nominate each of the following persons for election as a Director. It is the intention of the persons named in the enclosed instrument of proxy, if not expressly directed to the contrary in such instrument of proxy, to vote such proxies FOR the election of the nominees specified below as directors of the Company. Management does not contemplate that any of the nominees will be unable to serve as a director, but if this should occur for any reason prior to the Meeting, the persons named in the enclosed instrument of proxy reserve the right to vote for another nominee at their discretion in the absence of a direction to the contrary.

Information concerning such persons, as furnished by the individual nominees, and each other person whose term of office as a director will continue after the Meeting, is as follows:

Name and Jurisdiction of Residence	Previous Service as Director	Present Occupation and Positions Held During Last Five Years	Number of Voting Shares Beneficially Owned Directly or Indirectly or Controlled or Directed
Bernard M. Chamberland* Alberta, Canada	Director (1988)	Director and Chairman of Rich Minerals Corporation since November, 1988 President and CEO since February 1993.	2,300,000
John A. Peters* Alberta, Canada	Director (1993)	Director of Rich Minerals Corporation since June 1993. Securities and Corporate Lawyer with the law firm of Burnet, Duckworth and Palmer, LLP and acts as Securities and Corporate Lawyer for the Company	476,000
Murray F. Smith* Alberta, Canada	Director (2004)	Director of Rich Minerals Corporation since February 2004. Independent Construction Project Manager	Nil
Debra L. Senger Alberta, Canada	Director (2006)	Director of Rich Minerals Corporation since February 2006 Executive Management and employee position on some level since December 1989.	301,500
Augusto F. Mendonça Brasilia, DF Brazil	Director (2006)	Director of Rich Minerals Corporation since February 2006 Director of new business development in Brazil since March 2005.	Nil

* Member of audit committee

Notes:

- The respective directors have furnished the information as to country of residence and principal occupation, not being within the knowledge of the Company, individually.
- Common Shares beneficially owned, directly or indirectly, or over which control or direction is exercised, as at January 17th 2008, based upon information furnished to the Company by individual Directors. Unless otherwise indicated, such shares are held directly.
- Does not include incentive stock options, share purchase warrants or other rights to acquire unissued common shares of the Company.

Other than as described below, no proposed director:

(a) is, as at the date of the information circular, or has been, within 10 years before the date of the information circular, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity,

   (i) was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days;

   (ii) was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

   (iii) or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(b) has, within the 10 years before the date of the information circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

(c) no proposed director has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority nor has any proposed director ever been subject to any penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.

Appointment of Auditor

Shareholders of the Company will be asked to vote for the appointment of KPMG LLP as auditors of the Company to hold this position until the next Annual General Meeting. This firm of Chartered Accountants were first appointed August 31st, 2007.

The directors of the Company propose the reappointment of KPMG LLP, Chartered Accountants as the Auditor for the ensuing year, at a remuneration to be fixed by the Board of Directors.

Pursuant to Section 4.11 of National Instrument 51 102, attached to this Information circular as Schedule "B" is a copy of the report filed with each securities commission in which the Company is a reporting issuer pursuant to its change of auditors.

Approval and Ratification of Stock Option Plan

The Company implemented the current Plan effective February 27th, 2004.

The Corporation has adopted a "rolling" stock option plan and the Plan incorporates the terms of this type of plan permitted by the Exchange Policies.

Policy 4.4 of the TSX Venture Exchange Inc. (the "Exchange") requires that rolling stock option plans must receive shareholder approval yearly, at an issuer's annual meeting of shareholders. In accordance with Policy 4.4, shareholders will be asked to consider and if thought fit, approve an ordinary resolution approving, adopting and ratifying the Plan as the Company's stock option plan. In order for the resolution approving and adopting the Plan to be effective, it must be approved by the affirmative vote of a majority of the votes cast in respect thereof by shareholders present in person or by proxy at the Meeting. **In the absence of contrary direction, the Management Designees intend to vote proxies in the accompanying form in favour of this ordinary resolution.**

Shareholders of the Corporation should note that the Plan imposes limits on the number of common shares that may be issued under options to any one person, to a consultant as defined in the Plan or to an employee conducting investor relations activities as defined in the Plan. Particulars of these limits are set out in paragraph 4 of the Plan and are in accordance with the Exchange Policies.

At the present time, Exchange Policies also require disinterested shareholder approval of any stock options granted under the Plan if:

(a) the number of shares reserved for issuance under stock options granted to insiders (which basically means the directors, senior officers and shareholders holding more than 10% of the outstanding common shares of the Corporation) exceeds 10% of the issued common shares;

(b) the grant to insiders, within a 12 month period, of stock options which permit the insiders to purchase more than 10% of the issued common shares; or

(c) the issuance to any one optionee, within a 12 month period, of options which entitle that optionee to purchase more than 5% of the issued and outstanding common shares;

In any of these circumstances, the proposed grants of stock options must be approved by a majority of the votes cast by the shareholders at the shareholders' meeting called, excluding votes attaching to the shares beneficially owned by the insiders to whom options may be granted under the stock option plan and associates of those insiders as defined by the Exchange Policies.

Pursuant to a request from the Exchange, the Plan has been amended to include a provision regarding the non-transferability of options granted pursuant to the Plan. As such, the following additional provision, not previously contained in the Plan as ratified by Shareholders at the previous Meeting, will be included in the Plan:

"Options are non-assignable and non-transferable."

The form of resolution to approve the Plan is as follows:

> **"BE IT RESOLVED that the stock option plan attached as Schedule "A" to the information circular sent to the shareholders of the Corporation in advance of the meeting be and the same is hereby approved by the shareholders of the Corporation."**

Additional Information

Additional information relating to the Company is on the SEDAR website at www.sedar.com. Shareholders may contact the Company at 4100 6A Street NE, Calgary, Alberta T2E 4B1 or by telephone (403) 531-9100 to request copies of the Company's Consolidated Financial Statements, MD&A and Management Information Circular.

Other Matters

The Management of the Company knows of no other matters to come before the meeting other than those referred to in the Notice of the Meeting. **Should any other matters come before the Meeting, the shares represented by the proxy solicited hereby will be voted on such matters in accordance with the best judgement of the persons voting by proxy.**

CERTIFICATION

The foregoing contains no untrue statement of material fact (as defined in the *Securities Act* (Alberta)) and does not omit to state a material fact that is required to be stated or that is necessary to make a statement contained herein not misleading in the light of the circumstances in which it was made.

DATED at Calgary, Alberta this 21st day of January 2008.

"BERNARD CHAMBERLAND"	"JOHN A. PETERS"
Bernard Chamberland Chairman	John A. Peters Director

SCHEDULE A

RICH MINERALS CORPORATION

AUDIT COMMITTEE

MANDATE AND TERMS OF REFERENCE

Role and Objective

The Audit Committee (the "Committee") is a committee of the board of directors (the "Board") of Rich Minerals Corporation ("Rich" or the "Corporation") to which the Board has delegated its responsibility for the oversight of the nature and scope of the annual audit, the oversight of management's reporting on internal accounting standards and practices, the review of financial information, accounting systems and procedures, financial reporting and financial statements and has charged the Committee with the responsibility of recommending, for approval of the Board, the audited financial statements, interim financial statements and other mandatory disclosure releases containing financial information.

The primary objectives of the Committee are as follows:

1. To assist directors in meeting their responsibilities (especially for accountability) in respect of the preparation and disclosure of the financial statements of Rich and related matters;

2. To provide better communication between directors and external auditors;

3. To enhance the external auditor's independence;

4. To increase the credibility and objectivity of financial reports; and

5. To strengthen the role of the outside directors by facilitating in depth discussions between directors on the Committee, management and external auditors.

Membership of Committee

1. The Committee will be comprised of at least three (3) directors of Rich or such greater number as the Board may determine from time to time and all members of the Committee shall be "independent" (as such term is used in Multilateral Instrument 52-110 — Audit Committees ("MI 52-110") unless the Board determines that the exemption contained in MI 52-110 is available and determines to rely thereon.

2. The Board of Directors may from time to time designate one of the members of the Committee to be the Chair of the Committee.

3. At last one of the members of the Committee must be "financially literate" (as defined in MI 52-110) unless the Board determines that an exemption under MI 52-110 from such requirement in respect of any particular member is available and determines to rely thereon in accordance with the provisions of MI 52-110. All member who are not financially literate must work towards becoming financially literate and to obtain a working familiarity with basic finance and accounting practices.

Mandate and Responsibilities of Committee

It is the responsibility of the Committee to:

1. Oversee the work of the external auditors, including the resolution of any disagreements between management and the external auditors regarding financial reporting.

2. Satisfy itself on behalf of the Board with respect to Rich's internal control systems.

3. Review the annual and interim financial statements of Rich and related management's discussion and analysis ("MD&A") prior to their submission to the Board for approval. The process should include but not be limited to:

   - reviewing changes in accounting principles and policies, or in their application, which may have a material impact on the current or future years' financial statements;

   - reviewing significant accruals, reserves or other estimates such as the ceiling test calculation;

   - reviewing accounting treatment of unusual or non-recurring transactions;

   - ascertaining compliance with covenants under loan agreements;

   - reviewing disclosure requirements for commitments and contingencies;

   - reviewing adjustments raised by the external auditors, whether or not included in the financial statements;

   - reviewing unresolved differences between management and the external auditors; and

   - obtain explanations of significant variances with comparative reporting periods.

4. Review the financial statements, prospectuses, MD&A, annual information forms ("AIF") and all public disclosure containing audited or unaudited financial information (including, without limitation, annual and interim press releases and any other press releases disclosing earnings or financial results) before release and prior to Board approval. The Committee must be satisfied that adequate procedures are in place for the review of Rich's disclosure of all other financial information and will periodically assess the accuracy of those procedures.

5. With respect to the appointment of external auditors by the Board:

   - recommend to the Board the external auditors to be nominated;

   - recommend to the Board the terms of engagement of the external auditor, including the compensation of the auditors and a confirmation that the external auditors will report directly to the Committee;

   - on an annual basis, review and discuss with the external auditors all significant relationships such auditors have with the Corporation to determine the auditors' independence;

   - when there is to be a change in auditors, review the issues related to the change and the information to be included in the required notice to securities regulators of such change; and

- review and pre-approve any non-audit services to be provided to Rich or its subsidiaries by the external auditors and consider the impact on the independence of such auditors. The Committee may delegate to one or more independent members the authority to pre–approve non–audit services, provided that the member(s) report to the Committee at the next scheduled meeting such pre–approval and the member(s) comply with such other procedures as may be established by the Committee from time to time.

6. Review with external auditors (and internal auditor if one is appointed by Rich) their assessment of the internal controls of Rich, their written reports containing recommendations for improvement, and management's response and follow-up to any identified weaknesses. The Committee will also review annually with the external auditors their plan for their audit and, upon completion of the audit, their reports upon the financial statements of Rich and its subsidiaries.

7. Review risk management policies and procedures of Rich (i.e. hedging, litigation and insurance).

8. Establish a procedure for:

   - the receipt, retention and treatment of complaints received by Rich regarding accounting, internal accounting controls or auditing matters; and

   - the confidential, anonymous submission by employees of Rich of concerns regarding questionable accounting or auditing matters.

9. Review and approve Rich's hiring policies regarding partners and employees and former partners and employees of the present and former external auditors of Rich.

The Committee has authority to communicate directly with the internal auditors (if any) and the external auditors of the Corporation. The Committee will also have the authority to investigate any financial activity of Rich. All employees of Rich are to cooperate as requested by the Committee.

The Committee may also retain persons having special expertise and/or obtain independent professional advise to assist in filling their responsibilities at such compensation as established by the Committee and at the expense of Rich without any further approval of the Board.

Meetings and Administrative Matters

1. At all meetings of the Committee every resolution shall be decided by a majority of the votes cast. In case of an equality of votes, the Chairman of the meeting shall be entitled to a second or casting vote.

2. The Chair will preside at all meetings of the Committee, unless the Chair is not present, in which case the members of the Committee that are present will designate from among such members the Chair for purposes of the meeting.

3. A quorum for meetings of the Committee will be a majority of its members, and the rules for calling, holding, conducting and adjourning meetings of the Committee will be the same as those governing the Board unless otherwise determined by the Committee or the Board.

4. Meetings of the Committee should be scheduled to take place at least two times per year. Minutes of all meetings of the Committee will be taken. The Chief Financial Officer will attend

meetings of the Committee, unless otherwise excused from all or part of any such meeting by the Chairman.

5. The Committee will meet with the external auditor at least once per year (in connection with the preparation of the year-end financial statements) and at such other times as the external auditor and the Committee consider appropriate.

6. Agendas, approved by the Chair, will be circulated to Committee members along with background information on a timely basis prior to the Committee meetings.

7. The Committee may invite such officers, directors and employees of the Corporation as it sees fit from time to time to attend at meetings of the Committee and assist in the discussion and consideration of the matters being considered by the Committee.

8. Minutes of the Committee will be recorded and maintained and circulated to directors who are not members of the Committee or otherwise made available at a subsequent meeting of the Board.

9. The Committee may retain persons having special expertise and may obtain independent professional advice to assist in fulfilling its responsibilities at the expense of the Corporation.

10. Any members of the Committee may be removed or replaced at any time by the Board and will cease to be a member of the Committee as soon as such member ceases to be a director. The Board may fill vacancies on the Committee by appointment from among its members. If and whenever a vacancy exists on the Committee, the remaining members may exercise all its powers so long as a quorum remains. Subject to the foregoing, following appointment as a member of the Committee, each member will hold such office until the Committee is reconstituted.

11. Any issues arising from these meetings that bear on the relationship between the Board and management should be communicated to the Chairman of the Board by the Committee Chair.

SCHEDULE B

RICH MINERALS CORPORATION
4100 – 6A Street NE
Calgary, Alberta
T2E 4B1

August 31, 2007

Meyers Norris Penny LLP
300. 662 – 5th Avenue S.W.,
Calgary, AB T2P 0M6

KPMG LLP
Suite 2700, 205 – 5th Avenue S.W.,
Calgary, AB T2P 4B9

Re: Notice of Change of Auditor (the "Notice")

In compliance with section 4.11 of National Instrument 51-102 – *Continuous Disclosure Requirements* ("**NI 51-102**"), please be advised as follows:

1. The auditor of Rich Minerals Corporation (the "**Corporation**"), Meyers Norris Penny LLP (the "**former auditor**"), has resigned on its own initiative, effective as of today's date. On August 31, 2007, subject to all applicable regulatory and shareholder approvals, the Board of Directors of the Corporation approved the appointment of KPMG LLP (the "**successor auditor**") as auditor of the Corporation.

2. There were no reservations in the Auditor's Reports for either of the Corporation's two most recently completed fiscal years nor for any period subsequent thereto for which an audit report was issued and preceding the date hereof.

3. The resignation of the former auditors and the appointment of the successor auditor as the auditors was considered and approved by the Audit Committee and the Board of Directors of the Corporation.

4. In the opinion of the Audit Committee and the Board of Directors of the Corporation, there were no "reportable events" as defined in subparagraph 4.11(1) of NI 51-102.

Please advise the Board of Directors in writing whether or not you agree with the information contained in this Notice, based on your knowledge of the affairs of the Corporation.

It is further requested that you address your response to the relevant securities administrators and the former/successor auditor (list of addresses attached as Schedule "A" hereto) and deliver the response to us as soon as possible but in any event no later than 20 days after the date hereof.

For and on behalf of the Board of Directors
Bernard M. Chamberland

"*Bernard M. Chamberland*"

Bernard M. Chamberland
Chief Executive Officer and Chairman of the Board of Directors

SCHEDULE "A"

Former Auditor:

Meyers Norris Penny LLP
300, 662 – 5th Avenue S.W.,
Calgary, AB T2P 0M6

New Auditor:

KPMG LLP
Suite 2700, 205 – 5th Avenue S.W.,
Calgary, AB T2P 4B9

Alberta Securities Commission

4th Floor, 300 – 5th Avenue SW
Calgary, AB T2P 3C4

British Columbia Securities Commission

701 West Georgia Street
P.O. Box 10142, Pacific Centre
Vancouver, B.C. V7Y 1L2

MEYERS NORRIS PENNY LLP

August 31, 2007

Alberta Securities Commission
4th Floor, 300 – 5th Ave SW
Calgary, AB T2P 3C4

British Columbia Securities Commission
PO Box 10142, Pacific Centre
701 West Georgia Street
Vancouver, BC V7Y 1L2

KPMG LLP
Suite 2700, 205 – 5th Avenue SW
Calgary, AB T2P 4B9

Rich Minerals Corporation
4100 – 6A Street NE
Calgary, AB T2E 4B1

Dear Sirs:

Re: Rich Minerals Corporation (the "Corporation)

As required by Section 4.11 *of National Instrument 51-102: Continuous Disclosure Obligations*, we have read the Corporation's Notice of Change of Auditors dated August 31, 2007 (the "Notice"). We confirm that we are in agreement with the statements contained in the Notice that relate to us and that we have no basis to disagree with the statement contained in the Notice that relate to KPMG.

Yours truly,

MEYERS NORRIS PENNY LLP

Meyers Norris Penny LLP

/jlb

KPMG

KPMG LLP
Chartered Accountants
2700-205 5 Avenue SW
Calgary AB T2P 4B9

Telephone (403) 691-8000
Fax (403) 691-8008
Internet www.kpmg.ca

September 4, 2007

Alberta Securities Commission
4th Floor – 300 5th Avenue SW
Calgary, AB T2P 3C4

British Columbia Securities Commission
701 West Georgia Street
Vancouver, B.C. V7Y 1L2

Dear Sirs:

RE: Rich Minerals Corporation

As required by National Instrument 51-102, we have reviewed the Notice of Change of Auditor dated August 31, 2007, and based upon our firm's knowledge of the circumstances, we agree with the information contained therein.

Yours truly,

KPMG LLP

Chartered Accountants
Calgary, Canada

KPMG LLP, a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International, a Swiss cooperative. KPMG Canada provides services to KPMG LLP.

SCHEDULE C

RICH MINERALS CORPORATION

STOCK OPTION PLAN

1. INTERPRETATION

In this Plan, unless there is something in the subject or context inconsistent therewith, words importing the singular number includes the plural and vice versa, words importing the masculine gender includes the feminine and neuter genders and the expressions following have the following meanings, respectively:

(a) **"Associate"** has the meaning ascribed thereto in the Securities Act;

(b) **"Board"** means the board of directors of the Corporation;

(c) **"Change of Control"** means the purchase or acquisition of Common Shares and/or securities convertible into or exchangeable or exercisable for Common Shares as a result of which a person, group of persons or persons acting jointly or in concert, or persons who are Associates of or affiliated with, within the meaning of the Securities Act, any such person, group or persons or any of such persons acting jointly or in concert, beneficially owns or exercises control or direction over Common Shares and/or securities convertible into or exchangeable or exercisable for Common Shares such that, assuming the conversion, exercise or exchange of all such securities, would entitle such person, group of persons or person acting jointly or in concert to cast 50% plus one of the votes attaching to all Common Shares of the Corporation, excluding, however, a purchase or acquisition of Common Shares in connection with a Reverse Take-Over, and provided that the beneficial ownership by or exercise or control or direction over securities by shareholders of the Corporation as at the date hereof shall not constitute or be counted towards a Change of Control;

(d) **"Committee"** means a committee of directors appointed by the Board as contemplated by Clause 3 hereof;

(e) **"Common Share(s)"** means the voting common shares in the capital stock of the Corporation and, after any adjustments pursuant to Clause 7 hereof, means the shares or other securities or property which, as a result of such adjustments and all prior adjustments pursuant to Clause 7, the holders of Options are then entitled to receive on the exercise thereof;

(f) **"Consultant"** means, subject to the Exchange Policies, any person or company engaged to provide ongoing management or consulting services for the Corporation or for any entity controlled by the Corporation;

(g) **"Corporation"** means Rich Minerals Corporation and any successor or continuing corporation resulting from any form of corporate reorganization;

(h) **"Early Termination Date"** means, in respect of any Option, 5:00 p.m. (Calgary time) on the date that an Option terminates prior to the Normal Expiry Date;

(i) **"Employee"** means:

(i) an individual who is considered an employee of the Corporation or its subsidiary under the *Income Tax Act* (Canada) i.e. for whom income tax, employment insurance and CPP deductions must be made at source;

(ii) an individual who works full-time for the Corporation or its subsidiary providing services normally provided by an employee and who is subject to the same control and direction by the Corporation over the details and methods of work as an employee of the Corporation, but for whom income tax deductions are not made at source; or

(iii) an individual who works for the Corporation or its subsidiary on a continuing and regular basis for a minimum amount of time per week (with the number of hours disclosed to and approved by the Exchange) providing services normally provided by an employee and who is subject to the same control and direction by the Corporation over the details and methods of work as an employee of the Corporation, but for whom income tax deductions are not made at source;

(j) **"Exchange"** means the TSX Venture Exchange and/or such other stock exchange upon which the Common Shares of the Corporation may be listed from time to time;

(k) **"Exchange Policies"** means the policies of the Exchange as they apply to stock options granted by issuers whose securities are listed on the Exchange as those policies exist from time to time;

(l) **"Exercise Price"** means the purchase price of Option Shares under an Option Agreement determined as provided in subclause 6(b) of this Plan;

(m) **"Expiry Date"** means the Normal Expiry Date or the Early Termination Date, as the case may be;

(n) **"Insider"** has the meaning ascribed thereto in the Securities Act;

(o) **"Investor Relations Activities"** means any activities, by or on behalf of the Corporation or shareholder of the Corporation, that promote or reasonably could be expected to promote the purchase or sale of securities of the Corporation, but does not include

(i) the dissemination of information provided, or records prepared, in the ordinary course of business of the Corporation to promote the sale of products or services of the Corporation or to raise public awareness of the Corporation that cannot reasonably be considered to promote the purchase or sale of securities of the Corporation;

(ii) activities or communications necessary to comply with the requirements of applicable securities legislation or requirements of the Exchange or the by-laws, rules or other regulatory instruments of any other self-regulatory body or stock exchange having jurisdiction over the Corporation;

(iii) communications by a publisher of, or writer for, a newspaper, magazine or business or financial publication, that is of general and regular paid circulation, distributed only to subscribers to it for value or to purchasers of it, if the communication is only through the newspaper, magazine or publication and the publisher or writer receives no commission or other consideration other than for acting in the capacity of publisher or writer; or

(iv) activities or communications that may be otherwise specified by the Exchange.

(p) **"Management Company Employee"** means an individual employed by a person (as defined by Exchange Policies) providing management services to the Corporation, which are required for the ongoing successful operation of the business enterprise of the Corporation, but excluding a person engaged in Investor Relations Activities;

(q) **"Market Price"** at any date and in respect of an Option, means:

(i) where the Common Shares are not listed and posted for trading on a stock exchange, the value conclusively determined by the Board or Committee, as the case may be, on the Option Date; or

(ii) where the Common Shares are listed and posted for trading on a stock exchange, one of the following:

(A) the closing price of the Common Shares on the principal stock exchange on which they are traded on the last business day preceding the Option Date;

(B) if (A) is not applicable then **"Market Price"** shall mean the weighted average trading price of the Common Shares traded during the five trading days preceding the Option Date; or

(C) market price as determined by Exchange Policies;

(r) **"Normal Expiry Date"** means, in respect of any Option, 5:00 p.m. (Calgary time) on the date determined by the Corporation and specified in the particular Option Agreement on which the Option would normally terminate, which date may not be later than five years after the Option Date;

(s) **"Offer"** means an offer made generally to the holders of the Common Shares in one or more jurisdictions to acquire, directly or indirectly, Common Shares and which is in the nature of a "takeover bid" as defined in the Securities Act and where the Common Shares are listed and posted for trading on a stock exchange, not exempt from the formal bid requirements of the Securities Act;

(t) **"Option"** means a right to purchase Common Shares pursuant to this Plan;

(u) **"Option Agreement"** means an agreement entered into between the Corporation and a Participant pursuant to which an Option is granted to a Participant and which contains such provisions not inconsistent with this Plan as the Board or the Committee may determine;

(v) **"Option Certificate"** means a certificate issued by the Corporation setting out the particulars of the Option granted to a Participant under the Plan;

(w) **"Option Date"** means the date on which an Option is granted by the Corporation to a Participant which for greater certainty is:

(i) where prior notice is required under the policies of the principal stock exchange on which the Common Shares are listed and posted for trading in connection with regulatory approval for the grant of the Option, the date of notice to such stock exchange of such proposed grant; or

(ii) in all other cases, the date on which the grant of the Option is approved by the Board or the Committee, as the case may be;

(x) **"Option Shares"** means the Common Shares which a Participant is entitled to purchase under an Option whether or not the rights to purchase all such Common Shares have vested in and to the Optionee;

(y) **"Optionee"** means a Participant who has entered into an Option Agreement with the Corporation or has been issued an Option Certificate by the Corporation;

(z) **"Participant"** means, on any date, a person who is at least one of the following:

(i) subject to the Exchange Policies, regularly employed by the Corporation or one of its subsidiaries on that date;

(ii) an officer of the Corporation or one of its subsidiaries on that date;

(iii) a director of the Corporation or one of its subsidiaries on that date;

(iv) a Consultant to the Corporation or one of its subsidiaries on that date;

(v) a corporation, the shares of which are wholly owned by a person described in subclause (i), (ii), (iii) or (iv);

(vi) any other person permitted by Exchange Policies to participate in the Plan;

(aa) **"Plan"** means the Corporation's "Stock Option Plan" embodied herein, as may be from time to time amended;

(bb) **"Prior Options"** means the Corporation's options granted by the Corporation prior to the adoption of this Plan by the Board;

(cc) **"Reverse Take-Over"** means a transaction in the nature of a "reverse take-over" as defined in the Exchange Policies; and

(dd) **"Securities Act"** means the *Securities Act* (Alberta), as amended;

(ee) **"Shareholders"** means the shareholders of the Corporation holding Common Shares.

2. PURPOSE OF THE PLAN

The purpose of the Plan is to develop the interest of Optionees in the growth and development of the Corporation by providing such persons with the incentive and opportunity to acquire an increased proprietary interest in the Corporation and to better enable the Corporation and its subsidiaries to attract and retain persons of desired experience and ability.

3. ADMINISTRATION, PARTICIPANTS AND ALLOTMENTS

(a) The Board will administer the Plan. The Board may at any time or from time to time delegate to a Committee the responsibility for administering the Plan or elements thereof. The Board, or the Committee if so empowered, will determine from time to time those Participants to whom Options should be granted, the Normal Expiry Date, the number of Common Shares which should be optioned from time to time to any Participant, the Exercise Price and such other terms and conditions of the Option Agreement, not inconsistent with the Plan, as the Board or the Committee in its discretion may determine. The Board or the Committee may prescribe rules and regulations relating to the Plan and any Options granted hereunder and may approve the form and content and prescribe the use of such forms of applications, directions, powers of attorney, and other documents or instruments, either generally or in specific cases, as may be deemed necessary or advisable, for the grant or issuance of Options under the Plan and for the proper administration and operation of the Plan. The Board or the Committee will review the Plan from time to time with a view to making revisions to it, granting additional Options and, in the case of the Committee, making appropriate recommendations to the Board. Nothing contained in the Plan or in any resolution adopted or to be adopted by the Board or by the Committee constitutes an Option hereunder. An Option granted by the Board or the Committee to a Participant pursuant to the Plan is subject to, and is of no force and effect until, the execution and delivery of, an Option Agreement by both the Corporation and such Participant or the issuance of an Option Certificate by the Corporation.

(b) The Corporation is responsible for all costs of administration of the Plan.

(c) The implementation of the Plan, the grant or exercise of any Options pursuant to the Plan and, from time to time, the operation and administration of the Plan is subject to receipt by the Corporation of all necessary approvals, advance rulings, exemptions or registrations required or deemed advisable under applicable law or regulatory policy including without limiting the generality of the foregoing, all necessary approvals or registrations required by any and all stock exchanges upon which the Common Shares are listed and posted for trading.

(d) The Board or the Committee, as the case may be, may at any time and subject to regulatory approvals:

(i) discontinue or terminate the Plan;

(ii) amend or revise the terms and conditions of the Plan and any outstanding Options granted under the Plan to meet the requirements of the Exchange Policies or otherwise; or

(iii) notwithstanding any Exchange Policies which permit otherwise, at the time of any grant of any Options impose vesting conditions or hold periods,

provided that no such action adversely affects any Options previously granted under the Plan or the rights of Optionees in respect of those Options without the prior written consent or agreement of those Optionees.

4. COMMON SHARES SUBJECT TO PLAN

(a) The Corporation reserves for issuance that number of Common Shares equal to 10% of the Corporation's Common Shares issued and outstanding from time to time for the purposes of issuance pursuant to the exercise of Options granted to the Participants pursuant to the Plan. The Plan is intended to be a "rolling" stock option plan as permitted by Exchange Policies and the following shall apply:

(i) If any Option granted hereunder shall expire or terminate for any reason without having been exercised in full, the unpurchased Common Shares subject thereto shall again be available for the purposes of this Plan;

(ii) If any Option granted hereunder shall be exercised, in whole or in part, the number of Common Shares purchased on the exercise of the Option shall again be available for the purposes of this Plan.

(b) Subject to Exchange Policies, the number of Option Shares that may be reserved for issuance to any one person in any twelve month period shall not exceed 5% of the issued and outstanding Common Shares at the date that this Plan is approved by the Shareholders.

(c) The number of Options that may be issued and outstanding under this Plan, in aggregate, at any time, shall not exceed the maximum number of Common Shares permitted under Exchange Policies.

(d) The number of Option Shares that may be reserved for issuance to any one Consultant in any twelve month period shall not exceed 2% of the issued and outstanding Common Shares at the date that this Plan is approved by the Shareholders.

(e) The number of Option Shares that may be reserved for issuance to any one employee of the Corporation conducting Investor Relations Activities in any twelve month period shall not exceed 2% of the issued and outstanding Common Shares at the date that this Plan is approved by the Shareholders.

5. PARTICIPATION VOLUNTARY

Participation in the Plan by a Participant is entirely voluntary and does not affect the Participant's employment or continued retainer by, or other engagement with, the Corporation or its subsidiaries. None of the Plan or any Options granted under the Plan of itself gives any Participant the right to continue to be an employee, officer, director or consultant of the Corporation or any subsidiary thereof. None of the terms and conditions governing the Option are affected by any change in the Optionee's employment by or engagement with the Corporation so long as the Optionee continues to be a Participant.

6. CERTAIN TERMS OF OPTIONS

In order to constitute a valid Option granted under this Plan, the Optionee and the Corporation must enter into an Option Agreement in the form acceptable to the Board or the Committee, as the case may be, or the Corporation may issue an Option Certificate to the Optionee.

An Option Agreement or Option Certificate may, in respect of any Option, specify a number or percentage of Option Shares that the Participant may exercise in any specified period, year or number of years. In addition, Option Agreements or Option Certificates are deemed to contain the following provisions with respect to the exercise of Options under the Plan:

(a) An Option under the Plan is only exercisable for a minimum of 100 Common Shares at any one time.

(b) The Exercise Price must not be less than the Market Price (or such price above or below the Market Price as the Board or Committee, in its sole discretion, approves and the Exchange Policies permit) and upon exercise of the Option the Corporation must be paid in full in respect of those Option Shares being acquired in Canadian funds by cash, certified cheque or bank draft payable to or to the order of the Corporation at the time of exercise.

(c) Each Option terminates on its Normal Expiry Date but subject always to the provisions of subclause 6(d) of this Plan.

(d) If, after the Option Date and on or before the exercise in full of the Option or the Normal Expiry Date, the Optionee ceases to be a Participant:

(i) by reason of the Optionee's death, then such Optionee's Options may be exercised to purchase the total number of Option Shares not previously purchased by the Optionee whether or not the rights to purchase some or all of those Option Shares have previously vested in and are exercisable by the Optionee as at the date of ceasing to be a Participant, provided such exercise occurs at any time on or before the earlier of the Normal Expiry Date and the date that is 12 months after the date the Optionee ceases to be a Participant, due to such death. Thereafter, the Option and all unexercised rights to acquire Option Shares thereunder cease and expire and are of no further force and effect; or

(ii) for any reason other than the Optionee's death, and the Optionee's termination occurs without notice or entitlement to a period of notice of such termination or compensation in lieu thereof, the Optionee may exercise the Option to purchase Option Shares not previously purchased by the Optionee but only to the extent that rights to purchase Option Shares have vested in and are exercisable by the Optionee as at the date of such ceasing to be a Participant, provided that such exercise occurs at any time on or before the earlier of the Normal Expiry Date and the date that the Optionee ceases to be a Participant. Thereafter, the Option and all unexercised rights to acquire Option Shares thereunder, whether or not such rights have vested to and in favour of the Optionee, cease and expire and are of no further force and effect; or

(iii) for any reason other than the Optionee's death, or termination without notice or compensation in lieu thereof, and the Optionee is entitled to reasonable notice of termination or compensation in lieu thereof, then:

(A) the Optionee may exercise the Option to purchase Option Shares not previously purchased by the Optionee but only to the extent that rights to purchase Option Shares have vested in and are exercisable by the Optionee on or before the date of such ceasing to be a Participant, provided that such exercise occurs at any time on or before the earlier of the Normal Expiry Date and:

(1) where the Optionee is given a reasonable period of notice prior to termination, the date the Optionee ceases to be a Participant; or

(2) where the Optionee is paid compensation in lieu of reasonable notice of termination, the date that is 21 days after the Optionee ceases to be a Participant; and

(B) the Optionee is not entitled:

(1) to further time to exercise the Option during such reasonable notice period or during such specific notice period; or

(2) compensation in lieu thereof by way of general damages, or special damages, whether in contract, tort or otherwise.

Thereafter, the Option and all unexercised rights to acquire Option Shares thereunder, whether or not such rights have vested to and in favour of the Optionee, cease and expire and are of no further force and effect.

(e) With respect to subclause 6(d)(i), the rights under the Option exercisable after the death of the Optionee, as therein specified, may be exercised by the person or persons to whom the Optionee's rights under the applicable Option Agreement pass by will or applicable law or, if no such person has such right, by the deceased Optionee's legal representatives, within one year from the date of death.

(f) An Optionee has no rights whatsoever as a shareholder in respect of any of the Option Shares (including any right to receive dividends or other distributions therefrom or thereon) other than in respect of Common Shares in respect of which the Optionee has exercised his Option to purchase thereunder, which the Optionee has actually taken up and paid for, and which have been duly issued to the Optionee and are outstanding as fully paid and non-assessable Common Shares.

(g) Notwithstanding the terms of any Option Agreement or Option Certificate to the contrary, all Options are conclusively deemed to expire no later than ten (10) years from the date of grant.

(h) Options are non-assignable and non-transferable.

7. CHANGES IN STOCK

In the event:

(a) of any change or proposed change in the Common Shares through subdivision, consolidation, reclassification, amalgamation, merger or otherwise;

(b) of any issuance, dividend or distribution to all or substantially all the holders of Common Shares of any shares, securities, property or assets of the Corporation other than in the ordinary course;

(c) that any rights are granted to holders of Common Shares to purchase Common Shares at prices materially below fair market value; or

(d) that as a result of any recapitalization, merger, consolidation or otherwise the Common Shares are converted into or exchangeable for any other shares or securities;

then in any such case:

(e) the Board will proportionately adjust the number of Option Shares available for Options, the number of Option Shares covered by outstanding Options, the securities or other property that may be acquired upon the exercise of an Option and the price per Option Share in such Option, or one or more of the foregoing, to prevent substantial dilution or enlargement of the rights granted to, or available for, Optionees/Participants; and

(f) the Board, in its discretion, may determine that:

  (i) all or any part of the unexercised and unvested outstanding Options granted under the Plan vest and are exercisable on a date specified by the Board and the unexercised and unvested portion of such Options are thereupon deemed to have been vested and are exercisable on and after the date so specified in respect of any and all Option Shares for which the Optionee has not exercised the Option (notwithstanding that an Option Agreement states that those Options are exercisable only during a later period or year); or

  (ii) such Options may be exercisable for a limited period of time only and, if so, the Board will determine such period of time,

and such determination or limitation, once made or set, is deemed to be incorporated into the applicable Option Agreement(s).

8. TAKEOVER BID

If an Offer is made which, if successful, would result in a Change of Control, then all unexercised and unvested outstanding Options shall immediately vest and become exercisable by the Participants, notwithstanding any other vesting provisions in the Plan or in an Option Agreement, as to all or any of the Common Shares in respect of which such Options have not previously been exercised, but such shares may only be purchased for tender pursuant to such Offer. If for any reason such shares are not taken up and paid for by the offer or pursuant to the Offer, any such shares so purchased by a Participant shall be deemed to be cancelled and returned to the treasury of the Corporation, shall be added back to the number of Common Shares remaining available under the Plan and, upon presentation to the Corporation of share certificates representing such shares properly endorsed for transfer back to the Corporation, the Corporation shall refund to the Participant all consideration paid for such shares and, in such event, the Participant shall thereafter continue to hold the same number of unexercised and unvested outstanding Options on the same terms and conditions, including the Exercise Price thereof, as were applicable thereto immediately prior to time the subject Offer was made.

9. ARRANGEMENT, AMALGAMATION OR SALE

If the Corporation files articles of arrangement providing that the Common Shares are transferred in exchange for securities of another corporation, the units of a royalty trust or income trust, the units of a limited partnership or any other security, or are merged into or amalgamated with any other corporation, or sells all or substantially all of its assets, the Corporation will make provision that, upon the exercise of any outstanding Options after the effective date of such transaction, the Participants shall receive such number of securities of the other, continuing or successor corporation, trust or limited partnership, as the case may be, in such arrangement, merger or amalgamation or of the shares or units of the purchasing corporation, trust or limited partnership, as the case may be, in such sale as the Participants would have received as a result of such transaction if the Participants had exercised the Options immediately prior thereto, for the same consideration paid on the exercise of such Options, and had held Common Shares on the effective date of such transaction. Upon such provision being made, the obligations of the Corporation to the Participants pursuant to the Option Agreements and under this Plan shall terminate and be at an end. If such arrangement, merger or amalgamation results in a Change of Control, the provisions of Clause 8 shall apply and the context thereof and all references therein to "Offer" are to be read as being applicable to an "arrangement, merger or amalgamation".

10. CORPORATION'S REPRESENTATION

For Options granted to Employees, Consultants or Management Company Employees, the Corporation represents that the Optionee is a bona fide Employee, Consultant or Management Company Employee, as the case may be, and will provide whatever assurances are required by the Exchange in this regard.

11. COMMON SHARES FULLY PAID AND NON-ASSESSABLE

All Common Shares issued upon the exercise of any Option and paid for by the Optionee are to be issued as fully paid and non-assessable Common Shares.

12. CONDITIONS OF ISSUANCE OF COMMON SHARES

(a) If at any time the Board or Committee (as the case may be) determines, in its discretion that:

(i) the registration or qualification of the Common Shares which are the subject of any Option Agreement, or the consent or approval of, any securities commission or any stock exchange upon which the Common Shares are listed;

(ii) the registration or qualification under any laws of Canada or any province thereof or of the United States or any state thereof or the consent or approval of any regulatory authority thereof;

(iii) evidence (in form and content satisfactory to the Board) of the investment intent of the Optionee; and/or

(iv) an undertaking of the Optionee as to the sale or disposition of such Option Shares that may purchased pursuant to an Option Agreement or Option Certificate to the effect that such Option Shares once purchased are not to be traded by the Optionee for a specified period of time,

is necessary or desirable as a condition of the issuance of any Option Shares pursuant to any Option Agreement or Option Certificate, then the issuance of any Common Shares is not to be made unless and until such registration, qualification, consent, approval, evidence or undertaking has been effected or obtained free of any condition not acceptable to the Board or Committee.

(b) Any trade by the Optionee in any Common Shares issued to the Optionee pursuant to the Plan including, without limiting the generality of the foregoing, any sale or disposition for valuable consideration, and any transfer, pledge or encumbrance of any Common Shares issued to an Optionee pursuant to the Plan, is subject to such regulatory approvals and other restrictions under applicable securities laws and regulatory policies as may be required at the time of such trade. Accordingly, the Corporation makes no representation as to the ability of any Optionee to trade in such Common Shares.

(c) The Corporation cannot assure a profit or protect the Optionee against a loss on the Common Shares purchased under the Plan. The Corporation assumes no responsibility relating to any tax liability of the Optionee by reason of the exercise of any Option or any subsequent trade.

13. ACCOUNTS AND STATEMENTS

The Corporation will maintain records indicating the number of Options granted to each Optionee and the number of Options exercised under the Plan. Upon written request from an Optionee, the Corporation will furnish to that Optionee a statement indicating the number of Options held on his behalf.

14. TRANSITION

All Prior Options that are outstanding on the effective date of the implementation of this Plan continue in full force and effect under the terms and conditions of this Plan, provided that this Plan shall not amend the exercise price or the term of the Prior Options.

15. INTERPRETATION, AMENDMENT AND DISCONTINUANCE

The Board may interpret the Plan, prescribe, amend or rescind rules and regulations relating to it, and make all other determinations necessary or advisable for its administration. In the event of a conflict between the terms of the Plan and an Option Agreement or Option Certificate, the terms of the Plan prevail. The Board may from time to time alter, suspend or discontinue the Plan provided that such alteration, suspension or discontinuance does not, except as specifically noted in this Plan or the Option Agreement or Option Certificate, alter or impair any Option such Optionee may have under any Option Agreement previously executed and delivered by the Corporation and such Optionee or Option Certificate previously issued by the Corporation. Any amendment to this Plan is subject to receipt of any necessary regulatory approvals and any amendment required by applicable law or regulatory policy to be approved by shareholders does not become effective until so approved. Subject to the foregoing provisions of this Clause, the Board may terminate the Plan at any time and, upon such termination, any outstanding Option remains exercisable in accordance with its terms as specified herein and in the Option Agreement or Option Certificate.

16. WAIVER

No waiver by the Corporation of any term of this Plan or any breach thereof by an Optionee is effective or binding on the Corporation unless the same is expressed in writing and any waiver so expressed does not limit or affect its rights with respect to any other or future breach.

17. NOTICES

The manner of giving notices to the Corporation or to an Optionee is to be specified in the Option Agreement with or Option Certificate issued to such Optionee.

18. GENERAL

(a) This Plan and each Option granted under this Plan are to be governed by and construed in accordance with the laws of the Province of Alberta and any Option Agreement entered into or Option Certificate issued pursuant to this Plan is to be treated in all respects as an Alberta contract.

(b) Nothing contained herein restricts or limits or is deemed to restrict or limit the rights or powers of the Board in connection with any allotment and issuance of shares in the capital stock of the Corporation which are not reserved for issuance hereunder.

(c) This Plan and any Option Agreement entered into or Option Certificate issued pursuant hereto enure to the benefit of and are binding upon the Corporation, its successors and assigns. The interest of any Optionee hereunder or under any Option Agreement or Option Certificate is not transferable or alienable by the Optionee either by assignment or in any other manner whatsoever and, during his lifetime, is vested only in him, but, subject to the terms hereof and of the Option Agreement or Option Certificate, enures to the benefit of and is binding upon the legal personal representatives of the Optionee.

(d) Upon any reduction in the Exercise Price with respect to Options granted to an Insider of the Corporation the Corporation will obtain disinterested shareholder approval in accordance with Exchange Policies.

19. SHAREHOLDER APPROVAL AND EFFECTIVE DATE

This Plan is effective as and from the date noted below. Nevertheless, each of the Option Agreements or Option Certificates in respect of Options granted pursuant to this Plan is hereby deemed to contain a restriction to the effect that, where the Common Shares are listed and posted for trading on a stock exchange, no Common Shares are to be issued pursuant to the exercise of Options unless and until this Plan is approved by the Shareholders of the Corporation (such restriction to be removed or deemed hereby to be of no further effect once shareholder approval is obtained).

RICH MINERALS CORPORATION

INSTRUMENT OF PROXY

FOR THE ANNUAL GENERAL & SPECIAL MEETING OF SHAREHOLDERS TO BE HELD FEBRUARY 21st, 2008

THIS PROXY IS SOLICITED BY MANAGEMENT AND WILL BE USED AT THE ANNUAL GENERAL MEETING OF SHAREHOLDERS TO BE HELD FEBRUARY 21st, 2008.

The undersigned shareholder of **RICH MINERALS CORPORATION** (the "Company"), or his attorney authorized in writing, revoking all proxies previously given, hereby nominates, constitutes and appoints Mr. Bernard Chamberland, Chief Executive Officer and Chairman of the Company or failing him Mr. John A. Peters, a director of the Company or instead of either of them ______________________________(insert name if alternate is desired) the true and lawful attorney and proxy of the undersigned, with full power of substitution, to attend, act and vote in respect of all shares held by the undersigned at the Annual General and Special Meeting of Shareholders of the Company, to be held on the 21st day of February, 2008, and any adjournment or adjournments thereof in the same manner, to the same extent and with the same powers as if the undersigned were present at the said Meeting or any adjournments thereof and, without limiting the general authorisation and power hereby given, the person above named is specifically directed to vote for or against, or withhold from voting as indicated below:

1. To fix the Board of Directors at five (5) members.

   FOR [ ] OR AGAINST [ ]

2. The election as directors for the ensuing year of the nominees as a group named in the management information circular accompanying this instrument of proxy.

   FOR [ ] OR WITHHOLD FROM VOTING [ ]

3. The appointment of KPMG LLP, Chartered Accountants as auditors of the Corporation at remuneration be fixed by the directors.

   FOR [ ] OR WITHHOLD FROM VOTING [ ]

4. To approve and adopt, with or without modification, the ordinary resolution authorizing the Corporation's stock option plan and approving the stock option plan generally.

   FOR [ ] OR AGAINST [ ]

At the discretion of the said proxyholder upon any amendment or variation of the above matters or any other matters that may be properly brought before the meeting or any adjournment thereof in such manner as such proxy, in such proxyholder's sole judgment, may determine.

Where a choice in respect to any matter to be acted upon is specified in this instrument of proxy, the common shares represented by this instrument of proxy will be voted in accordance with such specifications. **If no designation in favor of or against any matter set out above is made, the management designees, if named as proxy, will vote in favor of all matters set out herein. This instrument of proxy confers discretionary authority upon the management designees or other persons named as proxy with respect to any amendment or variation of any of the proposals set out above or other matters, which may properly come before the meeting.**

To be valid, this instrument of proxy must be received by the registrar and transfer agent of the Corporation, Olympia Trust Company, 2300, 125 9th Ave. S.E., Calgary, Alberta, T2P 0P6, Canada, not later than forty eight (48) hours, excluding Saturdays, Sundays and holidays, prior to the meeting or any adjournment thereof. The Chairman of the meeting will have the discretion to accept proxies, which are deposited with Olympia Trust Company or with the Chairman of the meeting less than 48 hours prior to the time of the meeting or any adjournment thereof.

A common shareholder has the right to appoint a person (who need not be a shareholder), to attend and act for him on his behalf at the meeting other than the persons designated above. To exercise this right, the shareholder may insert the name of the desired person in the blank space provided in this instrument of proxy and strike out the other names or may submit another appropriate instrument of proxy.

This instrument of proxy when mailed by the Corporation is undated. In the event that same is not dated when returned by the shareholder, then same shall be deemed to be dated as of the date that same was mailed by the Corporation.

DATE______________________________, 2008

______________________________	______________________________
Name of Shareholder (please print)	Signature of Shareholder or his attorney
______________________________	______________________________
Address	Number of Shares Voted

RICH MINERALS CORPORATION
Registered Office
4100 6A Street N.E., Calgary, Alberta, Canada T2E 4B1

NOTICE OF ANNUAL GENERAL & SPECIAL MEETING OF SHAREHOLDERS TO BE HELD ON FEBRUARY 21st, 2008

TAKE NOTICE THAT the Annual General & Special Meeting of the Shareholders of Rich Minerals Corporation (the "Company") will be held at 4100 6A Street N.E., in the City of Calgary, in the Province of Alberta, on the 21st day of February 2008 at the hour of 2:00 p.m. (Calgary time) for the following purposes:

1. to receive and consider the Audited Financial Statements of the Company for the year ended August 31st, 2007, and the report of the auditor thereon;

2. to appoint the auditors for the Company for the ensuing year and to authorize the directors to fix the remuneration of the auditors;

3. to set the number of directors to be elected at the Meeting at five (5) members;

4. to consider and, if thought appropriate , to pass an ordinary resolution electing the five (5) directors for the ensuing year;

5. to approve , with or without modification, an ordinary resolution approving, adopting, and ratifying the Company's current Stock Option Plan;

6. to transact such other business as may properly be brought before the Meeting or any adjournment or adjournments thereof.

The Board of Directors has fixed the close of business on January 17th, 2008 as the record date for determining holders of common shares who are entitled to vote at the meeting.

It is desirable that as many shares as possible be represented at the Meeting. If you do not expect to attend, and would like your shares represented, please read the enclosed Information Circular and complete the enclosed Instrument of Proxy and return it as soon as possible. The Proxy must be deposited c/o Olympia Trust Company, 2300, 125 9th Avenue S.E., Calgary, Alberta, Canada, T2P 0P6 not later than 48 hours, excluding Saturdays, Sundays and holidays, before the time for holding the Meeting or delivered to the Chairman of the Meeting at 4100 6A Street N.E., Calgary, Alberta at any time prior to its commencement. The Chairman of the meeting will have the discretion to accept proxies, which are deposited with Olympia Trust Company or with the Chairman of the meeting less that 48 hours prior to the time of the meeting or any adjournment thereof.

DATED at Calgary, Alberta the 21st day of January 2008.

BY ORDER OF THE BOARD OF DIRECTORS

"BERNARD CHAMBERLAND"
Bernard Chamberland, Chairman

END